UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)   ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Nomura Fudosan Residential Toshi Hojin
(Name of Subject Company)

Nomura Real Estate Residential Fund, Inc.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Nomura Real Estate Residential Fund, Inc. on behalf of a Japanese investment corporation (toshi hojin) to be incorporated pursuant to the Act on Investment Trusts and Investment Corporations of Japan and the regulations thereunder

(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Shozo Matsumura
Executive Director
Nomura Real Estate Residential Fund, Inc.
8-5-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-0023, Japan
(Telephone +81-3-3365-7729)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form:

Exhibit Number	Description
1	Notice Concerning Execution of Merger Agreement by and among Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc.

2
Notice Concerning Forecasts of Financial Results for the Fiscal Period Ending February 29, 2016 and the Fiscal Period Ending August 31, 2016 following the Merger between Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc.

3	Notice Concerning Acquisition of Assets

(b)	Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1, Exhibit 2 and Exhibit 3.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on May 28, 2015.

(2) Not applicable.

2

 PART IV - SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Shozo Matsumura
(Signature)

Shozo Matsumura
Executive Director
Nomura Real Estate Residential Fund, Inc.
(Name and Title)

May 28, 2015
(Date)

3

EXHIBIT 1

Notice Concerning Execution of Merger Agreement by and among Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign investment corporation. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign investment corporation or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign investment corporation and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[For Translation Purposes Only]

May 27, 2015

For Immediate Release
To Whom It May Concern

Nomura Real Estate Master Fund, Inc.
Securities Code: 3285
Satoshi Yanagita, Executive Director

Nomura Real Estate Office Fund, Inc.
Securities Code: 8959
Yoshiyuki Ito, Executive Director

Nomura Real Estate Residential Fund, Inc.
Securities Code: 3240
Shozo Matsumura, Executive Director

Asset Management Company:
Nomura Real Estate Asset Management Co., Ltd.
Norio Ambe, President & Chief Executive Officer

Inquiries:
Motomi Uki
General Manager, NMF Investment Management
Director
TEL. +81-3-3365-8767 nmf3285@nomura-re.co.jp

Shoji Yoshihara
General Manager, NOF Investment Management
Director
TEL. +81-3-3365-0507 nreof8959@nomura-re.co.jp

Tetsuya Ohira
General Manager, NRF Investment Management
TEL. +81-3-3365-7729 nrf3240@nomura-re.co.jp

Notice Concerning Execution of Merger Agreement
by and among Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc.
and Nomura Real Estate Residential Fund, Inc.

We hereby announce that Nomura Real Estate Master Fund, Inc. (“NMF”), Nomura Real Estate Office Fund, Inc. (“NOF”) and Nomura Real Estate Residential Fund, Inc. (“NRF”; and NMF, NOF and NRF are individually referred to as the “Consolidated Investment Corporation” hereinafter) respectively have determined at each of the board of directors meetings held today, to implement a consolidation-type merger (the “Merger”) as mentioned below, whereby October 1, 2015 is set as the date of incorporation of investment corporation  (the “New Investment Corporation) incorporated through the consolidation-type merger, and that we have entered into a merger agreement (the “Merger Agreement”) dated today.

1. Purpose of Merger

The Japanese economy has been exhibiting a continuous period of modest recovery following the bottoming out of domestic demand that had been weak since the increase in the consumption tax rate in April 2014.  In addition, we observe improvement in business results by corporations and increase in capital expenditure, due to devalued yen and higher stock price as the result of additional monetary easing implemented by the Bank of Japan, as well as extension of another increase in the consumption tax rate and price decline prompted by decrease in oil price.  The overall Japanese economy is expected to continuously show the recovery trend as the labor and income environments are improving steadily and the anticipated underling support by personal consumption.

Under these circumstances, J-REIT market has been growing due to various factors such as the decision by the Bank of Japan to launch additional monetary easing in October 2014 and purchase more J-REIT units, inflow of the funds to J-REIT market as the Government Pension Investment Fund, the largest pension management operator in Japan, reformed its investment policies, and the increase in number of investment trusts investing in J-REIT and expansion of the private investment, stimulated by prolonged low interest rate policies and introduction of NISA (tax exemption scheme for small investment).

Established 13 years ago, the J-REIT market has market size that reached over JPY 10 trillion based on the aggregate market price with 51 listed J-REITs.  The asset types which J-REITs invest in have expanded and diversified from their initial focus on office buildings, to retail facilities, residential facilities, logistics facilities, hotels, factories, infrastructure facilities and health care facilities.  We expect that J-REIT market will further develop and contribute more to the Japanese society.

NMF, NOF and NRF each entrusts its asset management to Nomura Real Estate Asset Management Co., Ltd. (“NREAM”) and is provided support by Nomura Real Estate Holdings, Inc. and its group companies (the “Nomura Real Estate Group”) and have established stable track records.

NMF is a complex type J-REIT, investing in logistics facilities and retail facilities.  NMF investment units were listed on the REIT section of the Tokyo Stock Exchange, Inc. (“TSE”) in June 2013 with its initial portfolio of 54 properties (the total acquisition price of JPY 227.6 billion) and it has a track record of four fiscal periods.  NMF invests in properties that are primarily located in Greater Tokyo, which is supported by solid demand, establishing a well-balanced portfolio consisting of logistics facilities and retail properties which form an essential part of the economic and industrial activities.  During the approximately two-year period after its listing, NMF expanded its portfolio to 56 properties, with the total (anticipated) acquisition price of JPY 265.5 billion (including an anticipated acquisition scheduled on July 1, 2015 and excluding an anticipated disposition scheduled in September 1, 2015).

NOF is a specialized type J-REIT, investing in office buildings.  NOF investment units were listed on the REIT section of the TSE in December 2003 with its initial portfolio of 12 properties (the total acquisition price of JPY 104.2 billion) and it has a track record of 22 fiscal periods.  To secure stable mid- to long-term income, NOF invests in competitive properties with favorable location and high basic building functionality.  After its listing, NOF expanded its portfolio to 55 properties (the total acquisition price of JPY 414.4 billion) through property acquisitions with five times public offerings and other funding methods.

NRF is a specialized type J-REIT, investing in residential facilities.  NRF investment units were listed on the REIT section of the TSE in February 2007 with its initial portfolio of 89 properties (the total acquisition price of JPY 69.5 billion) and it has a track record of 16 fiscal periods.  NRF has established stable portfolio over the mid- to long-term by selective acquisitions of properties targeted to those with strong demand from tenants, and execution of portfolio replacement strategy to improve the portfolio quality. During more than eight-year period after its listing, NRF expanded its portfolio to 146 properties (the total acquisition price of JPY 162.2 billion) (excluding anticipated dispositions scheduled on May 29, 2015 and June 1, 2015) through property acquisitions with four times public offerings and other funding methods.

As mentioned above, NMF, NOF and NRF managed their respective portfolio, each leveraging its own characteristics, to secure stable mid- to long-term income and steadily increase the portfolio size; however, in recent years, we are facing change in business environment such as intensified acquisition competitions caused by emerging new players to real estate market, polarization of size in J-REITs, and diversification of investment asset types of J-REITs.

Confronting such change in business environment, NMF, NOF and NRF have respectively considered measures to maximize sustainable growth of unitholders’ value and have shared a common view that we will need to expand our asset size, diversify portfolio and strengthen the stability of financing basis in order to strengthen capacity for future growth.  With such mutual recognition, NMF proposed a merger to NOF and NRF in February 17, 2015 as a measure to improve NMF, NOF and NRF’s unitholder value and have discussed and considered the merger.  NMF, NOF and NRF  have reached a common view that the Merger is the best way to improve our respective unitholders’ value, through becoming a top-class domestic diversified type J-REIT with the asset size of more than JPY 900 billion, with  increased asset size and diversified investment types of assets that will contribute to expand  acquisition opportunities, stabilize of portfolio, enhance of risk tolerance, gain competitive strength for asset acquisitions and stabilize finance basis.  In addition, NMF, NOF and NRF believe that we can achieve both growth and stability in managing the portfolio by making the best use of NREAM’s abundant and professional expertise accumulated through management of NMF, NOF and NRF and effectively leveraging wide-range know-hows and brands held by Nomura Real Estate Group, one of the major comprehensive real estate developers in Japan.  Therefore, NMF, NOF and NRF entered into the Merger Agreement today.

In particular, the following demonstrates our concept of the Merger:

i) Pursue sustainable growth by transforming from “Specialized type J-REIT” to “Diversified type J-REIT”

By transformation into a diversified type J-REIT as a result of the Merger, it will be possible for us not only to pursue both stable profitability and growth at the same time through diversification of asset types and aim to achieve a J-REIT of middle-risk and middle-return, but also to bring us continuous and stable growth of portfolio by captivating optimal timing of investment opportunities which differ according to asset types and expand acquisitions opportunities through diversification of investment asset types.

ii) Strengthen stability and enhance growth strategy through benefit of a large scale REIT

We believe changing into a large scale REIT as a result of the Merger will dramatically enhance the portfolio stability through expansion of asset size, and we can actively implement measures to improve our portfolio value such as disposition and reconstruction of our existing properties, as well as enhance the stability of our finance basis.

iii) Accelerating mutual growth with Nomura Real Estate Group by establishing “Leasing Business Value Chain”

To fully leverage enhancement of future growth capability of the New Investment Corporation through transformation into a “diversified type J-REIT” and becoming a “large scale J-REIT”, NREAM entered into a basic agreement with respect to leasing value chain with Nomura Real Estate Development Co., Ltd. (“NRE”), Nomura Real Estate Partners Co., Ltd. and GEO-AKAMATSU Co., LTD. today.  Pursuant to such agreement, in addition to the existing support for external growth through “property pipeline” by way of provision of real estate related information from Nomura Real Estate Group companies, the parties above will establish an interactive “management pipeline” among Nomura Real Estate Group companies.  Through such “management pipeline”, we can mutually share information and know-hows on leasing properties, collaborate in addressing and implementing necessary measures to create and promote value such as enhancement of brand value and profitability of managing assets both in hardware and software aspects, aiming to strengthen the brands for sponsor developed properties such as “PMO”, “PROUD FLAT”, “GEMS” and “Landport” and improve the value of properties owned by the New Investment Corporation.  We believe these measures will create an amicable cycle of mutual growth between the New Investment Corporation and Nomura Real Estate Group companies and thereby contribute to the growth of unitholders’ value.

After the Merger, the New Investment Corporation with the above-mentioned concepts of the Merger in mind, aims to secure stable mid- to long-term income and maximize unitholders’ value through steadily increasing the portfolio size.  In addition, we expect, as a positive effect of the Merger, market price of investment units could be more stabilized due to increase in cash distribution through external and internal growth and improved liquidity of investment units.

As described in the press release “Notice concerning acquisition of assets” announced today, as the first measure of the “Leasing Business Value Chain”, the New Investment Corporation will acquire seven properties consisting of retail facilities, office buildings and residential facilities from NRE subject to the Merger coming into effect and other relevant conditions, through which we intend to improve the portfolio quality and maximize unitholders’ value.

Due to transformation into a diversified type J-REIT as a result of the Merger, the Articles of Incorporation of the New Investment Corporation will provide that main uses of real estate (including surface rights and leaseholds of real estate) or underlying real estate it invests in shall not be limited, and will include uses of logistics facilities, retail facilities, office building, residential facilities and other various uses.

In addition, it is expected that goodwill will be generated as a result of the Merger, but the issue in relation with the imposition of the corporation and other taxes due to discrepancy in accounting and tax treatments in connection with amortization costs of goodwill was resolved by the tax reform in tax year 2015, and it is also one of the factors that led to execution of the Merger Agreement.

2.	Outline of the Merger

(1)	Schedule of the Merger
Board of directors meeting for approval of the Merger Agreement	May 27, 2015
Execution date of the Merger Agreement	May 27, 2015
Date of public notice of record date for general meeting of unitholders (NMF/NRF)	May 28, 2015 (planned) (Note 1)
Record date for general meeting of unitholders (NMF/NRF)	June 12, 2015 (planned) (Note 1)
Date of holding of general meeting of unitholders (NMF/NOF)	July 30, 2015 (planned)
Date of holding of general meeting of unitholders (NRF)	July 31, 2015 (planned)
Date of delisting	September 28, 2015 (planned) (Note 2)
Date of incorporation of the New Investment Corporation	October 1, 2015 (planned)
Date of commercial registration of the New Investment Corporation	October 1, 2015 (planned)
Date of registration of the New Investment Corporation	October 1, 2015 (planned)
Date of listing of the New Investment Corporation	October 2, 2015 (planned) (Note 2)

(Note 1)
As announced by the public notice as of April 13, 2015 by NOF concerning the holding of the general meeting of unitholders and establishment of the record date, the record date to determine the unitholders who are qualified to exercise their voting rights at the general meeting of the unitholders scheduled to be held on July 30, 2015 was established to be April 30, 2015, for NOF, and NOF plans to submit the proposal of the Merger Agreement for approval at the above-mentioned general meeting of unitholders in addition to the proposal regarding the appointment of directors and others thereat.

(Note 2)
Investment units of each of the Consolidated Investment Corporation are scheduled to be delisted as of September 28, 2015. Investment units of the New Investment Corporation are scheduled to be listed as of October 2, 2015, after listing on the TSE, Inc. is approved as technical listing, and thus expected to ensure ongoing trading opportunities.  The schedule above is based on the assumption that the registration of the New Investment Corporation is completed on October 1, 2015.  If the date of registration is changed, the date of listing will be changed accordingly.

(2)	Format of the Merger

The Merger will be implemented through a “consolidation-type merger” (shinsetsu gappei) method  under which each Consolidated Investment Corporation is set as a corporation consolidated through the consolidation-type merger and each Consolidated Investment Corporation is to be dissolved through the Merger.

(3)	Ratio of Allotment under the Merger

(i)	Allotment of Investment Units

	New Investment Corporation (corporation incorporated through the consolidation- type merger)	NMF (corporation consolidated through the consolidation- type merger)	NOF (corporation consolidated through the consolidation- type merger)	NRF (corporation consolidated through the consolidation-type merger)
Ratio of Allotment	1	1	3.60	4.45

(*1)	Number of investment units of the New Investment Corporation to be issued as a result of merger: 3,722,010 units (planned)
(*2)
3.60 New Investment Corporation units will be allotted to NOF unitholders per one NOF unit and 4.45 New Investment Corporation units will be allotted to NRF unitholders per one NRF unit.  Therefore there will be fraction of one investment unit to be attributed to unitholders.  We will, pursuant to the relevant laws, dispose of such fraction through market transactions and distribute the proceeds from the unit sales to holders such fraction will be attribute in proportion to the total number of fraction of investment units each unitholder has.

(ii)	Cash Distribution on Merger

Instead of cash distributions for each Consolidated Investment Corporation’s final fiscal period ending on September 30, 2015 (in the case of NMF; the period from September 1, 2015 to September 30, 2015; in the case of NOF, the period from May 1, 2015 to September 30, 2015; and in the case of NRF, the period from June 1, 2015 to September 30, 2015), the New Investment Corporation will make a cash distribution on merger to the unitholders listed or recorded on the final unitholders register of each of the Consolidated Investment Corporations as of the day immediately prior to the date of incorporation of the New Investment Corporation (excluding each Consolidated Investment Corporation and the dissenting unitholders of each Consolidated Investment Corporation who demand for repurchase of investment units pursuant to Article 149-3 of the Act on Investment Trusts and Investment Corporations (Law No. 198 of 1951, as amended; the “Investment Trust Act”) (the “Allotted Investors”), in an amount equivalent to the cash distributions for the final fiscal period based on each Consolidated Investment Corporation’s distributable profit (the payment on merger will be (i) the amount of distributable profit of each Consolidated Investment Corporation as of the day immediately prior to the date of incorporation of the New Investment Corporation divided by (ii) the number of investment units that is obtained by deducting (a) the number of investment units held by the unitholders other than the Allotted Investors of each Consolidated Investment Corporation from (b) the number of investment units issued and outstanding of each of such Consolidated Investment Corporation, as of the day immediately prior to the date of incorporation of the New Investment Corporation (amounts less than one yen are rounded down)).  The details will be announced once they are determined.

Concerning the distribution of NMF for the fiscal period ending on August 31, 2015  (the period from March 1, 2015to August 31, 2015), the distribution is scheduled to be made to the investors and the registered pledgees of investment units listed or recorded on the final unitholders register of NMF as of August 31, 2015, after the approval on the statements for such cash distribution for the fiscal period that is scheduled to be obtained at NMF by the date of incorporation of the New Investment Corporation.  The payment of such distribution will be made after the incorporation of the New Investment Corporation through the Merger.

(4)	Major Conditions Precedent for the Merger

The Merger will be implemented on the basis that all of the following conditions as well as the other conditions set forth in the Merger Agreement are fully fulfilled as of the date of incorporation of the New Investment Corporation and if any of such conditions are unfulfilled or if it is proven that any of such conditions will not be fulfilled, each Consolidated Investment Corporation may terminate the Merger Agreement prior to the date of incorporation by giving a written notice to the other parties thereunder.

●
It is confirmed in terms and manner reasonably satisfactory to each Consolidated Investment Corporation that the filing of a registration statement on Form F-4 is not required under the U.S. securities laws.

●
Approvals at the general meeting of unitholders of each Consolidated Investment Corporation as well as other procedures pursuant to applicable laws and regulations and the internal rules of such Consolidated Investment Corporation, and the acquisition of permits and approvals that are required in relation to the Merger or in order to implement the matter contemplated in connection with the Merger, have been completed.

●
Prior consent has been obtained from all of the financial institutions that have been providing loans to each Consolidated Investment Corporation, regarding the implementation of the Merger and the terms and conditions for the lending on and after the date of incorporation of the New Investment Corporation (including the countermeasures for the prevention of the occurrence of breaches of financial covenants, breaches of provisions and events of default under the loan agreements), and such consent has not been withdrawn by any of such financial institutions.

3.	Basis of Determination for the Merger Ratio and Related Items

(1)	Basis of Determination

For the purpose of determining the merger ratio to be adopted in the Merger, in view of ensuring fairness, each Consolidated Investment Corporation appointed a financial advisor for the Merger and requested each financial advisor to perform a financial analysis of the merger ratio.  NMF appointed Nomura Securities Co., Ltd. (hereafter, “Nomura Securities”), NOF appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (hereafter, “Mitsubishi UFJ Morgan Stanley Securities”) and NRF appointed SMBC Nikko Securities Inc. (hereafter, “SMBC Nikko Securities”).

Nomura Securities performed a financial analysis of the merger ratio for each of NMF, NOF and NRF, adopting (i) the average market investment unit price analysis, as investment units of each Consolidated Investment Corporation are respectively listed on the TSE and market investment unit price is available, (ii) the comparable similar investment corporation analysis, as each Consolidated Investment Corporation has several comparable listed investment corporations and the investment unit value may be analogically inferred by the comparable similar investment corporation analysis, (iii) the discounted cash flow analysis (hereafter “DCF Analysis”) in order to reflect the future performance of business activity in the financial analysis, and (iv) the adjusted net asset value approach in order to reflect the effect on the market value and exchangeability into cash.  A summary of the financial analysis performed by Nomura Securities is as follows.  Each of the following ranges for the merger ratio shows the range in the number of investment units of the New Investment Corporation allotted for one investment unit of NOF or NRF, as the case may be, where one investment unit of the New Investment Corporation is allotted for one investment unit of NMF.

Financial Analysis Approach	NOF	NRF
Average market unit price analysis	3.68～3.86	4.46～4.57
Comparable similar investment corporation analysis	3.28～4.11	3.76～4.91
DCF Analysis	3.46～4.94	4.40～4.56
Adjusted net asset value approach	3.79	4.11

Concerning the average market unit price analysis, the financial analysis date is set as of May 26, 2015 and closing prices for the financial analysis date, and the averages of closing prices for the one-week, one-month, three-month and six-month periods up to the financial analysis date were employed.  Please refer to (Note 1) at the end of this press release for more detailed information regarding the assumptions and disclaimers for the analysis of Nomura Securities. In the future profit plan of each Consolidated Investment Corporation which Nomura Securities referred to as the basis for the DCF Analysis, there is no fiscal period in which a considerable increase or decrease in profits is expected.

Mitsubishi UFJ Morgan Stanley Securities conducted its analysis of the merger ratio for each of NMF, NOF and NRF, comprehensively taking into consideration the analysis results based on (i) the investment unit price analysis as a method of analysis based on the investment unit price formed in the securities market, as investment units of each Consolidated Investment Corporation are listed on the TSE, (ii) the comparable similar investment corporation analysis as a method of analysis based on the investment unit value of other listed investment corporations conducting similar business with each Consolidated Investment Corporation, (iii) the dividend discount model as a method of analysis of investment unit value based on dividends which unitholders of each Consolidated Investment Corporation are expected to receive in the future, (iv) the DCF Analysis as a primary method of analysis of investment unit value based on mid-to-long term future business activities of each Consolidated Investment Corporation, and (v) the adjusted net asset value approach as a method of static analysis of investment unit value, which reflects the market value of assets held by each Consolidated Investment Corporation.  A summary of the analysis performed by Mitsubishi UFJ Morgan Stanley Securities is as follows.  Each of the following ranges for the merger ratio shows the range in the number of investment units of the New Investment Corporation allotted for one investment unit of NOF or NRF, as the case may be, where one investment unit of the New Investment Corporation is allotted for one investment unit of NMF.

Financial Analysis Approach	NOF	NRF
Investment unit price analysis	3.15～4.25	4.09～5.22
Comparable similar investment corporation analysis	3.49～4.29	4.09～5.00
Dividend discount model	4.07～4.26	4.75～4.79
DCF Analysis	3.46～3.92	4.48～4.76
Net asset value approach	3.78	4.09
Concerning the investment unit price analysis, taking into account the recent market trading trends of the investment units of each Consolidated Investment Corporation, the financial analysis date is set as of May 26, 2015 and merger ratio is analyzed based on the closing prices for one-month, three-month, six-month and twelve-month periods up to the financial analysis date.  Please refer to (Note 2) at the end of this press release for more detailed information regarding the assumptions and disclaimers for the analyses of Mitsubishi UFJ Morgan Stanley Securities.  In the future earnings plan of each Consolidated Investment Corporation which Mitsubishi UFJ Morgan Stanley Securities referred to as the basis for the DCF Analysis, there is no fiscal period in which a considerable increase or decrease in profits is expected.

SMBC Nikko Securities conducted its analysis of the merger ratio for each of NMF, NOF and NRF, in order to multilaterally analyze investment units of each Consolidated Investment Corporation, by adopting (i) the investment unit price analysis for the purpose of reflecting the securities market prices into the financial analysis, as investment units of each Consolidated Investment Corporation are listed on the TSE, (ii) the dividend discount model analysis (“DDM Analysis”) for the purpose of reflecting theoretical dividends which unitholders of each Consolidated Investment Corporation would receive in the future, and (iii) the adjusted net asset value approach for the purpose of reflecting unrealized gains and losses of real estate held by each Consolidated Investment Corporation into the financial analysis.  A summary of the analysis performed by SMBC Nikko Securities is as follows.  Each of the following ranges for the merger ratio shows the range in the number of investment units of the New Investment Corporation allotted for one investment unit of NOF or NRF, as the case may be, where one investment unit of the New Investment Corporation is allotted for one investment unit of NMF.

Financial Analysis Approach	NOF	NRF
Market investment unit price analysis	3.68～3.86	4.52～4.57
DDM Analysis	2.65～4.28	3.06～4.89
Adjusted net asset value approach	3.92	4.21
Taking into account the recent market trading trends of the investment units of each Consolidated Investment Corporation, the financial analysis date is set as of May 26, 2015 and the averages of closing prices for one-month and three-month periods up to the financial analysis date were employed.
Analysis of the merger ratio by SMBC Nikko Securities is based on certain other assumptions other than the above.  Please refer to (Note 3) at the end of this press release for more detailed information regarding the assumptions and disclaimers for the analysis.  In the future distribution plan of each Consolidated Investment Corporation which SMBC Nikko Securities referred to as the basis for the DDM Analysis, there is no fiscal period in which a considerable increase or decrease is expected.

(2)	Factual Background to the Determination

After comprehensively taking into account the financial results, status of assets and liabilities, future prospects of the business, synergies to be created by the Merger and the results of the financial analysis conducted by the financial advisors for each Consolidated Investment Corporation and discussing and negotiating meticulously, each Consolidated Investment Corporation executed the Merger Agreement, as they determined the above mentioned merger ratio to be appropriate.

(3)	Relationship with the Financial Advisors

None of Nomura Securities, Mitsubishi UFJ Morgan Stanley Securities or SMBC Nikko Securities falls under the definition of an “Affiliated Party” of NMF, NOF or NRF as set forth in Article 67, Paragraph 4 of the Ordinance Regarding Calculation of the Investment Corporation (Cabinet Ordinance No. 47 of 2006, as amended) and has no significant interest to note in connection with the Merger.

(4)	Prospect of Delisting and Reasons Thereof

As outlined in 2. (2) above, it is expected that each Consolidated Investment Corporation will dissolve and the investment units issued by each Consolidated Investment Corporation will be delisted on September 28, 2015, which is three business days prior to the date of incorporation of the New Investment Corporation, in accordance with the Criteria for Delisting set forth by TSE, Inc.  Upon the Merger, the unitholders of each Consolidated Investment Corporation will be allotted new New Investment Corporation investment units in proportion to the number of investment units they hold and thereby own New Investment Corporation investment units.

(5)	Measures to Secure Fairness

(i) Measures to Secure Fairness in the Course of Considering Pros and Cons of Merger and Merger Ratio

Each Consolidated Investment Corporation entrusts its asset management business to NREAM as the asset management company.  NREAM appoints different persons responsible for asset management (NMF asset management manager, NOF asset management manager and NRF asset management manager) and separately organizes the department in charge of asset management (NMF asset management department, NOF asset management department and NRF asset management department) for each Consolidated Investment Corporation, and structures a thorough information-blocking system by establishing appropriate information barriers between the asset management departments.  In addition, in the course of considering the Merger, NREM has established and implemented the flow of information such that, in the event that information delivery is necessary between the asset management departments, such information shall be delivered through the above financial advisors separately appointed by each Consolidated Investment Corporation, for the purpose to prevent each asset management department from contacting the others directly.
Each asset management department have, in the course of considering the Merger, timely reported the matters to be considered to the board of directors of each Consolidated Investment Corporation, which is constituted by one executive director and two supervisory directors, whose independence from an asset management company has been ensured under the Investment Trust Act.  Further, important matters to be considered are deliberated and approved by the board of directors of each Consolidated Investment Corporation.

Furthermore, as the executive director of each Consolidated Investment Corporation serves concurrently as an officer or employee of NREAM or its affiliates, and has special interests in NREAM; therefore, the executive director of each Consolidated Investment Corporation did not participate in the resolution of the approval of the Merger Agreement at the meeting of board of directors of each Consolidated Investment Corporation.

NREAM will, in accordance with the Articles of Incorporation of the New Investment Corporation and the asset management agreement between NREAM and the New Investment Corporation, receive an acquisition fee regarding assets to be succeeded from each Consolidated Investment Corporation by the Merger and a management fee concerning asset management after the incorporation of the New Investment Corporation; however, neither amount of such fees will not be affected by the merger ratio of the Merger.

Furthermore, NMF, NOF and NRF have appointed Nagashima Ohno & Tsunematsu, City-Yuwa Partners and Kataoka & Kobayashi, respectively, as legal advisors for the Merger, and have received advice on matters including the procedures for the Merger, the method and procedures for making decisions.

(ii) Measures to Secure Fairness in Determination of Merger Ratio

In addition to measure (i) above, as described in items (1) through (3) above, each Consolidated Investment Corporation requested their respective financial advisors to conduct a financial analysis regarding the merger ratio. In determining the appropriate merger ratio, each Consolidated Investment Corporation considered various factors including the financial analyses conducted by their respective financial advisors.
In order to ensure the fairness of the Merger, NMF has retained Nomura Securities, which is an independent third party financial advisor, for its unitholders, and obtained a report of merger ratio analysis, in which analyses of allotment of units in the Merger were conducted from a financial viewpoint under certain assumptions. Given the above, the board of directors of NMF has determined that measures for ensuring the fairness of the Merger were adequately implemented.
In order to ensure the fairness of the Merger, NOF has retained Mitsubishi UFJ Morgan Stanley Securities, which is an independent third party financial advisor, for its unitholders, and obtained a report of merger ratio analysis, in which analyses of allotment of units in the Merger were conducted from a financial viewpoint under certain assumptions.  Given the above, the board of directors of NOF has determined that measures for ensuring the fairness of the Merger were adequately implemented.
In order to ensure the fairness of the Merger, NRF has retained SMBC Nikko Securities, which is an independent third party financial advisor, for its unitholders, and obtained report of merger ratio analysis, in which analyses of allotment of units in the Merger were conducted from a financial viewpoint under certain assumptions.  Given the above, the board of directors of NRF has determined that measures for ensuring the fairness of the Merger were adequately implemented.
It is to be noted that none of the Consolidated Investment Corporations obtained a fairness opinion from the relevant financial advisor to the effect that the merger ratio is financially suitable for each unitholder of each Consolidated Investment Corporation.

4.	Overview of Parties Involved in the Merger

	Consolidated Investment Corporation	Consolidated Investment Corporation	Consolidated Investment Corporation
(1) Name	Nomura Real Estate Master Fund, Inc.	Nomura Real Estate Office Fund, Inc.	Nomura Real Estate Residential Fund, Inc.
(2) Location	8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
(3) Name of Executive Director	Satoshi Yanagita	Yoshiyuki Ito	Shozo Matsumura
(4) Unitholders’ Capital	161,120 million yen	211,430 million yen	73,231 million yen
(5) Date of Incorporation	January 31, 2013	August 7, 2003	August 3, 2006
(6) Total Number of Investment Units Issued and Outstanding	1,665,260 units	372,553 units	160,800 units
(7) End of Fiscal Periods	February and August	April and October	May and November
(8) Main Assets under Management	Real estate, and real estate trust beneficiary interest	Real estate, and real estate trust beneficiary interest	Real estate, and real estate trust beneficiary interest
(9) Main Financing Banks
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Sumitomo Mitsui Banking Corporation
Mizuho Bank, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
Sumitomo Mitsui Trust Bank, Ltd.
Development Bank of Japan Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Sumitomo Mitsui Banking Corporation
Development Bank of Japan Inc.
Mitsubishi UFJ Trust and Banking Corporation
Sumitomo Mitsui Trust Bank, Ltd.
Mizuho Bank, Ltd.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Sumitomo Mitsui Banking Corporation
Mitsubishi UFJ Trust and Banking Corporation
Development Bank of Japan Inc.
Mizuho Bank, Ltd.
Sumitomo Mitsui Trust Bank, Ltd.

(10) Major Unitholders and their Unitholdings ratios
Japan Trustee Services Bank, Ltd.
(trust account)  20.23%

The Master Trust Bank of Japan, Ltd.
(trust account) 8.64%

Trust & Custody Services Bank, Ltd.
(securities investment trust account) 7.18%

Nomura Real Estate Development Co., Ltd.
5.27%

NOMURA BANK (LUXEMBOURG) S.A. 4.65%

Japan Trustee Services Bank, Ltd.
(trust account)  21.40%

Trust & Custody Services Bank, Ltd.
(securities investment trust account) 5.60%

The Master Trust Bank of Japan, Ltd.
(trust account) 4.78%

The Nomura Trust and Banking Co., Ltd.
(investment trust account) 4.12%

Nomura Real Estate Development Co., Ltd.
4.10%

Japan Trustee Services Bank, Ltd.
(trust account)  29.23%

Nomura Real Estate Development Co., Ltd.
9.48%

Trust & Custody Services Bank, Ltd.
(securities investment trust account) 4.12%

The Nomura Trust and Banking Co., Ltd.
(investment trust account) 3.64%

The Master Trust Bank of Japan, Ltd.
(trust account) 3.54%

(11) Name of Asset Management Company	Nomura Real Estate Asset Management Co., Ltd.
(12) Location of Asset Management Company	8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
(13) Name and Post of Representative of Asset Management Company	Norio Ambe President & CEO
(14) Relationship Among Parties Involved
Capital Ties	There are no capital ties requiring special mention between each Consolidated Investment Corporation. The Asset Management Company of each Consolidated Investment Corporation is NREAM.
Personnel Ties	There are no personnel ties requiring mention between each Consolidated Investment Corporation. The Asset Management Company of each Consolidated Investment Corporation is NREAM.
Business Ties	There are no business ties requiring mention between each Consolidated Investment Corporation. The Asset Management Company of each Consolidated Investment Corporation is NREAM.
Status of Classification as Related Party
Each Consolidated Investment Corporation is not a related party of other Consolidated Investment Corporations; however, NREAM, which is the Asset Management Company of each Consolidated Investment Corporation, is a related party of other Consolidated Investment Corporations.

(15)	Management and Other Performance in Most Recent Three Fiscal Periods

I.	NMF (Unit: million yen, unless otherwise stated)

Fiscal Period Ended	February 2014	August 2014	February 2015
Operating Revenue	9,176	9,468	10,066
Operating Income	5,348	4,638	4,750
Ordinary Income	4,861	4,081	4,146
Net Income	4,860	4,079	4,145
Net Income per Unit (yen)	2,918	2,450	2,489
Dividend per Unit (yen)	2,919	2,450	2,490
Net Assets per Unit (yen)	99,673	99,204	99,244
Net Assets	165,982	165,201	165,267
Total Assets	261,582	257,040	276,539

II.	NOF (Unit: million yen, unless otherwise stated)

Fiscal Period Ended	October 2013	April 2014	October 2014
Operating Revenue	12,378	12,260	13,105
Operating Income	5,127	5,105	5,441
Ordinary Income	3,636	3,630	3,942
Net Income	3,635	3,630	3,941
Net Income per Unit (yen)	10,413	9,743	10,579
Dividend per Unit (yen)	10,000	10,000	10,579
Net Assets per Unit (yen)	578,188	577,931	578,510
Net Assets	215,405	215,310	215,525
Total Assets	404,207	434,715	435,644

III.	NRF (Unit: million yen, unless otherwise stated)

Fiscal Period Ended	November 2013	May 2014	November 2014
Operating Revenue	5,406	5,594	5,480
Operating Income	2,558	2,513	2,423
Ordinary Income	1,966	1,956	1,878
Net Income	1,965	1,955	1,877
Net Income per Unit (yen)	12,591	12,161	11,674
Dividend per Unit (yen)	12,221	12,161	11,600
Net Assets per Unit (yen)	467,887	467,827	467,340
Net Assets	75,236	75,226	75,148
Total Assets	168,019	167,940	164,852

5.	Post-Merger Status

(1)	Status of New Investment Corporation

New Investment Corporation
(1) Name	Nomura Real Estate Master Fund, Inc.
(2) Location	8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
(3) Name of Executive Director	Satoshi Yanagita
(4) Unitholders’ Capital	TBD (yet to be determined at this stage)
(5) End of Fiscal Periods	February and August (Note)
(6) Net Assets	TBD (yet to be determined at this stage)
(7) Total Assets	TBD (yet to be determined at this stage)
(8) Name of Asset Management Company	Nomura Real Estate Asset Management Co., Ltd.
(9) Location of Asset Management Company	8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
(10) Name and Post of Representative of Asset Management Company	Norio Ambe
(Note)	The first fiscal period will be from October 1, 2015 to February 29, 2016.

(2)	Major Unitholders and their Unitholding Ratios Before and After Merger

Before Merger
NMF (as of February 28, 2015)	NOF (as of October 31, 2014)	NRF (as of November 30, 2014)
Japan Trustee Services Bank, Ltd. (trust account) 20.23%	Japan Trustee Services Bank, Ltd. (trust account) 21.40%	Japan Trustee Services Bank, Ltd. (trust account) 29.23%

The Master Trust Bank of Japan, Ltd. (trust account) 8.64%	Trust & Custody Services Bank, Ltd. (securities investment trust account) 5.60%	Nomura Real Estate Development Co., Ltd. 9.48%
Trust & Custody Services Bank, Ltd. (securities investment trust account) 7.18%	The Master Trust Bank of Japan, Ltd. (trust account) 4.78%	Trust & Custody Services Bank, Ltd. (securities investment trust account) 4.12%
Nomura Real Estate Development Co., Ltd. 5.27%	The Nomura Trust and Banking Co., Ltd. (investment trust account) 4.12%	The Nomura Trust and Banking Co., Ltd. (investment trust account) 3.64%
NOMURA BANK (LUXEMBOURG) S.A.4.65%	Nomura Real Estate Development Co., Ltd. 4.10%	The Master Trust Bank of Japan, Ltd. (trust account) 3.54%
The Nomura Trust and Banking Co., Ltd. (investment trust account) 4.14%	CBLDN - STICHTING PGGM DEPOSITARY - LISTED REAL ESTATE PF FUND4.03%	Japan Trustee Services Bank, Ltd., standing proxy of THE FUJI FIRE AND MARINE INSURANCE COMPANY, LIMITED 2.00%
NOMURA PB NOMINEES LIMITED OMNIBUS-MARGIN (CASHPB) 1.42%	Nomura Securities Co., Ltd. 2.20%	Trust & Custody Services Bank, Ltd. (cash in trust taxable account) 1.87%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. 1.24%	Incorporated educational institution Kawasaki Gakuen 1.88%	The Master Trust Bank of Japan, Ltd., standing proxy of the Joyo Bank, Ltd. 1.56%
STATE STREET BANK - WEST PENSION FUND CLIENTS - EXEMPT 1.02%	State Street Bank and Trust Company 1.64%	Trust & Custody Services Bank, Ltd., standing proxy of the Fukui Bank, Ltd. 1.19%
THE BANK OF NEW YORK MELLON SA/NV 10 1.02%	State Street Bank and Trust Company 505223 1.36%	The Ashikaga Bank, Ltd. 1.06%

After Merger (simple sum after taking into account the merger ratio)
Japan Trustee Services Bank, Ltd. (trust account) 22.38%
The Master Trust Bank of Japan, Ltd. (trust account) 6.27%
Trust & Custody Services Bank, Ltd. (securities investment trust account) 6.01%
Nomura Real Estate Development Co., Ltd 5.66%
The Nomura Trust and Banking Co., Ltd. (investment trust account) 4.03%
NOMURA BANK (LUXEMBOURG) S.A. 2.08%
CBLDN - STICHTING PGGM DEPOSITARY – LISTED REAL ESTATE PF FUND 1.45%
Nomura Securities Co., Ltd. 0.81%
Trust & Custody Services Bank, Ltd.0.79% (cash in trust taxable account) 0.79%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. 0.74%
(Note)
The major unitholders and their unitholding ratios after the Merger are calculated based on the investment units assuming it will be allotted in accordance with “2. Outline of the Merger; (3) Ratio of Allotment under the Merger” above on the premise of the major unitholders’ unitholding ratios before the Merger above.

(3)	Asset Management Agreement

The New Investment Corporation is scheduled to succeed the asset management agreement currently entered into by and between NMF and NREAM and to keep it effective after making partial amendment thereof.  Consequently, the asset management agreements which NOF and NRF respectively have entered into with NREAM are scheduled to be terminated on the date of incorporation of the New Investment Corporation on the condition that the New Investment Corporation is incorporated as a result of the Merger, upon obtaining approval of the general meeting of unitholders of NOF and NRF.

(4)	Investment Policy

With the merger of NMF that invests in logistics facilities/retail facilities, NOF that invests in office buildings and NRF that invests in residential facilities, a new investment policy as a diversified type REIT is scheduled to be set based on NMF’s investment policy.  Please refer to “1. Purpose of Merger” for the outline.

(5)	Agreement with Sponsors, Etc.

The basic letter of agreement for the provision of real estate and other information entered into by and between NREAM and NRE with respect to the property information that fall within NMF’s investment scope will continue to be effective after the Merger, upon partial amendment in connection with the expansion of investment scope, and the robust support structure by NRE will be maintained in the future.  Accordingly, the basic letter of agreement for the provision of real estate and other information which NREAM has entered into with NRE and Nomura Real Estate Urban Net Co., Ltd. with respect to the property information that fall within the investment scope of NOF and NRF is scheduled to be terminated on the date of incorporation of the New Investment Corporation on the condition that the New Investment Corporation is incorporated as a result of the Merger.

As of May 27, 2015, NRE, Nomura Real Estate Partners CO., LTD. and GEO AKAMATSU CO., LTD. have entered into a basic agreement with respect to leasing value chain with NREAM.  This Agreement allows establishing an interactive “management pipeline” in addition to the current “property pipeline” between the New Investment Corporation and Nomura Real Estate Group companies, therefore, it actively promotes the strengthening of the branded properties such as “PMO,” “PROUD FLAT,” “GEMS” and “Landport,” and the improvement of the value of properties owned by the New Investment Corporation.  Please refer to “1. Purpose of Merger” for the outline.

6.	Overview of Accounting

The Merger constitutes an acquisition as provided in the Accounting Standard for Business Combinations (Accounting Standards Board of Japan Statement No. 21; revised on September 13, 2013) and is premised on the purchase method being applied, whereby NMF is the corporation acquiring, and NOF and NRF are the corporations to be acquired.  Furthermore, goodwill is expected to result from the Merger, and the amount is provisionally estimated to be JPY 80,116 million yen at this stage.

In addition, goodwill will be recorded as assets and be regularly amortized through the fixed amount method for twenty years.  The amortization costs will vary for accounting and tax treatment (account and tax discrepancy) and will be a cause for the imposition of taxation such as corporation tax; however, following the tax reform in tax year 2015, the New Investment Corporation will avoid such taxation through the distribution of cash in excess of profit for the purpose of tax reduction throughout the amortization period of goodwill.

7.	Future Outlook

For the forecasts of the management performance for the first fiscal period ending February 2016 (from October 1, 2015 to February 29, 2016) and the second fiscal period ending August 2016 (from March 1, 2016 to August 31, 2016) of the New Investment Corporation, please refer to the press release of today, “Notice concerning the forecast of the management performance for the fiscal period ending February 2016 and the fiscal period ending August 2016 of Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc. after the Merger.”

In addition, the impact of the execution of the Merger Agreement on the management performance for NMF’s fiscal period ending August 2015 (from March 1, 2015 to August 31, 2015), NOF’s fiscal period ending October 2015 (from May 1, 2014 to October 31, 2015) and NRF’s fiscal period ending May 2015 (from December 1, 2014 to May 31, 2015) is expected to be minimal.  Thus, no changes have been made to such management performance forecasts.

The forecasts for management performance for the deemed calculation period of each Consolidated Investment Corporation ending one day prior to the incorporation date of New Investment Corporation and the payments on merger have not been decided at this stage, and will be announced upon determination.

(Note 1)
Nomura Securities has generally used information provided by each Consolidated Investment Corporation and publicly available information, in order to conduct the merger ratio analysis.  Nomura Securities has not conducted any independent verification on the accuracy or completeness of the materials and information, but rather has assumed that all such materials and information are accurate and complete.  In addition, Nomura Securities has not made any independent valuation, appraisal or assessment of the assets or liabilities (including the off-balance-sheet assets and liabilities, or any other contingent liabilities) of each Consolidated Investment Corporation.  Nomura Securities has not appointed any third-party institution for any such valuation or appraisal.  Further, Nomura Securities has assumed that the financial projections (including profit plan and other information) provided by each Consolidated Investment Corporation have been prepared in a reasonable manner on the basis of the best estimates and judgment currently available by the management of the respective Consolidated Investment Corporations.

(Note 2)
In analyzing the above merger ratio, Mitsubishi UFJ Morgan Stanley relied on the information that was publicly available or provided by each Consolidated Investment Corporation, assuming that such information was accurate and complete without independent verification of the accuracy or completeness of such information.  Also, Mitsubishi UFJ Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities (including off-balance-sheet assets or liabilities, or any other contingent liabilities) of each Consolidated Investment Corporation, nor did Mitsubishi UFJ Morgan Stanley request a third-party institution for any such valuation or appraisal.  Furthermore, with respect to the financial forecasts of each Consolidated Investment Corporation, Mitsubishi UFJ Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of each Consolidated Investment Corporation.  The analysis of the above merger ratio by Mitsubishi UFJ Morgan Stanley was based on the above information that was available as of May 26, 2015.

Mitsubishi UFJ Morgan Stanley has prepared its analysis solely for the board of NOF for the purpose of consideration of the Merger and should not be definitively relied upon or used for any other purpose or by any third party. In addition, Mitsubishi UFJ Morgan Stanley will not provide any opinion or recommendation on voting by any of the unitholders of NMF, NOF or NRF with respect to the Merger or any other proposed transaction.

(Note 3)
SMBC Nikko Securities, in preparing its report of merger ratio analysis, has assumed that all of materials and information used as the basis for the report are accurate and complete, and did not independently verify their accurateness and completeness and shall not incur any obligation or responsibility thereof.  In addition, SMBC Nikko Securities has neither independently evaluated, examined or appraised assets or liabilities of NMF, NOF and NRF, nor made a request for valuation, examination or appraisal to a third-party institution.  In the case where there is any problem in the accurateness and completeness of such materials and information, the financial analysis result may be substantially different.  Furthermore, SMBC Nikko Securities has assumed that there exist no claims or liabilities incurred by undisclosed litigation, dispute, environment, taxation or other matters or any other incidental obligations or off-balance-sheet liabilities, or other material facts that may have material effects on its report of merger ratio analysis, in connection with NMF, NOF and NRF.  SMBC Nikko Securities has assumed that the business plans and financial forecasts provided by NMF, NOF and NRF were prepared in accordance with reasonable and adequate procedures employed by NMF, NOF and NRF based on the best forecasts and judgment available as of the financial analysis date.  In addition, with respect to its report of merger ratio analysis, SMBC Nikko Securities conducted in some cases its analysis founded on certain assumptions based on materials and information provided to it; however, its analysis was based on the premise that such materials and information provided and such assumptions were accurate and reasonable.  SMBC Nikko Securities did not independently verify the accurateness, validity or feasibility of such assumptions and shall not incur any obligation or responsibility for such verification.

The financial analysis results of SMBC Nikko Securities have been provided by SMBC Nikko Securities to NRF in response to the request of NRF, for the sole purpose of assisting the board of directors of NRF to determine the merger ratio, and such financial analysis results are not for the purpose of expressing SMBC Nikko Securities’ opinion on the merger ratio.

EXHIBIT 2

Notice Concerning Forecasts of Financial Results for the Fiscal Period Ending February 29, 2016 and the Fiscal Period Ending August 31, 2016 following the Merger between Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign investment corporation. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign investment corporation or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign investment corporation and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[For Translation Purposes Only]

May 27, 2015

For Immediate Release
To Whom It May Concern

Nomura Real Estate Master Fund, Inc.
Securities Code: 3285
Satoshi Yanagita, Executive Director

Nomura Real Estate Office Fund, Inc.
Securities Code: 8959
Yoshiyuki Ito, Executive Director

Nomura Real Estate Residential Fund, Inc.
Securities Code: 3240
Shozo Matsumura, Executive Director

Asset Management Company:
Nomura Real Estate Asset Management Co., Ltd.
Norio Ambe, President & Chief Executive Officer

Inquiries:
Motomi Uki
General Manager, NMF Investment Management
Director
TEL. +81-3-3365-8767 nmf3285@nomura-re.co.jp

Shoji Yoshihara
General Manager, NOF Investment Management
Director
TEL. +81-3-3365-0507 nreof8959@nomura-re.co.jp

Tetsuya Ohira
General Manager, NRF Investment Management
TEL. +81-3-3365-7729 nrf3240@nomura-re.co.jp

Notice Concerning Forecasts of Financial Results
for the Fiscal Period Ending February 29, 2016 and the Fiscal Period Ending August 31, 2016 following the Merger between Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc.

Nomura Real Estate Master Fund, Inc. (“NMF”), Nomura Real Estate Office Fund, Inc. (“NOF”) and Nomura Real Estate Residential Fund, Inc. (“NRF”) announced today the forecasts of the financial results for the fiscal period ending February 29, 2016 (October 1, 2015 to February 29, 2016) and the fiscal period ending August 31, 2016 (March 1, 2016 to August 31, 2016) of the new investment corporation (the “New Investment Corporation”) to be incorporated through the merger (the “Merger”). The forecasts are summarized as follows.

	Operating Revenues (Millions of Yen)	Operating Income (Millions of Yen)	Ordinary Income (Millions of Yen)	Net Income (Millions of Yen)	Cash Distribution Per Unit (Excluding Distribution in Excess of Net Income) (Yen)	Distribution in Excess of Net Income Per Unit (Yen)	Cash Distribution Per Unit (Including Distribution in Excess of Net Income) (Yen)
Fiscal Period Ending February 29, 2016	24,137	6,292	3,581	3,580	962	1,138	2,100
Fiscal Period Ending August 31, 2016	29,642	10,662	8,088	8,087	2,173	537	2,710

[Notes]

1.
The fiscal period ending February 29, 2016 (the first fiscal period) of the New Investment Corporation will be from October 1, 2015 to February 29, 2016.  The fiscal periods ending August 31, 2016 (the second fiscal period) and thereafter will be from March 1 to the end of August and September 1 to the end of February of following year.

2.
The above forecast of the financial results for the fiscal period ending February 2016 (the first fiscal period) is based on a calculation period of 5 months (152 days), and the amount of cash distribution per unit (including distribution in excess of net income) for the 6-month equivalent would be 2,520 yen.

3.	Anticipated total number of investment units as of the end of the fiscal periods is 3,722,010 units.
4.
The forecasts presented in this document are calculated as of today, based on the assumptions set forth in the attached “Assumptions for Forecasts of the Financial Results for the Fiscal Periods Ending February 29, 2016 (First Fiscal Period) and August 31, 2016 (Second Fiscal Period)” as Exhibit.  The actual operating revenues, operating income, ordinary income, net income and cash distribution per unit may differ due to future acquisition or disposition of properties, changes in the real estate market, and other factors affecting the New Investment Corporation.  We do not guarantee the amount of cash distribution stated above.

5.
In these forecasts, the goodwill from the consolidation-type merger between NMF, NOF and NRF is provisionally estimated to be “80,116 million yen” and the goodwill is scheduled to be accounted as assets and amortized using the straight-line method over 20 years on a regular basis, premised on the adoption of the Accounting Standard for Business Combinations, as amended on September 13, 2013. The actual amount of the goodwill may differ from the amount stated above.  Please refer to “Amortization Expenses for Goodwill” in the attached “Assumptions for Forecasts of the Financial Results for the Fiscal Periods Ending February 29, 2016 (First Fiscal Period) and August 31, 2016 (Second Fiscal Period)” as Exhibit for details.

6.
Distribution in excess of net income per unit consists of distribution of the reserve for temporary difference adjustments and distribution other than that (the “Distribution Reducing Unitholders’ Capital for Tax Purpose”). Of the 1,138 yen of distribution in excess of net income per unit for the first fiscal period, the reserve for temporary difference adjustments is expected to be 653 yen and the Distribution Reducing Unitholders’ Capital for Tax Purpose is expected to be 485 yen, and of the 537 yen of distribution in excess of net income per unit for the second fiscal period, the reserve for temporary difference adjustments is expected to be 34 yen and the Distribution Reducing Unitholders’ Capital for Tax Purpose is expected to be 503 yen.  For your reference, the reserve for temporary difference adjustments is treated as dividends for tax purposes and is subject to withholding.  In addition, the Distribution Reducing Unitholders’ Capital for Tax Purpose falls under a return of capital for tax purpose, and in principle, the large part of such amount is treated as the amount of income generate from transfer of investment units (some part may be treated as deemed dividend).

7.	The forecasts may be revised if a certain variance from the forecasts mentioned above is expected.
8.	Amounts less than the stated units are rounded down.

[Exhibit]
Assumptions for Forecasts of the Financial Results for the Fiscal Periods
Ending February 29, 2016 (First Fiscal Period) and August 31, 2016 (Second Fiscal Period)

Item	Assumptions
Period	● First Fiscal Period: October 1, 2015 to February 29, 2016 ● Second Fiscal Period: March 1, 2016 to August 31, 2016
Investment Portfolio
●     It is assumed that the New Investment Corporation will be incorporated on October 1, 2015 as described in “Notice Concerning Execution of Merger Agreement by and among Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc.” released as of today, and succeed 257 properties consisting of the real estate and the real estate beneficiary interests in trust (the “Assets to Be Succeeded”).  It is also assumed that the New Investment Corporation will acquire 4 properties (NRE Kichijoji Building, GEMS Ichigaya, PROUD FLAT Hatchobori and PROUD FLAT Itabashi Honcho) on October 30, 2015 and 3 properties (PMO Tamachi, PMO Ginza Hatchome and PMO Shibakoen) on March 1, 2016 (collectively, the “Assets to Be Acquired”) as described in “Notice Concerning Acquisition of Assets” released as of today.

●     In forecasting the financial results, it is assumed that the New Investment Corporation will have succeeded and acquired the Assets to Be Succeeded and the Assets to Be Acquired (collectively, the “Acquired Assets”) on each scheduled succession or acquisition date, and assumes that there will be no changes in assets under management (new property acquisitions or sales of portfolio properties) until August 30, 2016.

●     The forecasts may be subject to changes, due to the shifting of the portfolio.

Operating Revenues
●     Leasing income is estimated based on the information provided by the current owners of the Acquired Assets, the tenant trends, competitive properties located in adjacent areas, and the real estate market conditions, etc., and assuming that there are no arrears and nonpayment cases.

Operating Expenses (excluding Amortization Expenses for Goodwill)
●     In respect of leasing expenses, which constitute a principal component of operating expenses, expenses other than depreciation and amortization are calculated based on the historical data reflecting factors that may cause expenses to fluctuate, based on the information provided by the current owners of each Acquired Asset.

●     In general, the fixed asset taxes and urban planning taxes of the Assets to Be Acquired are divided between the seller and the purchaser on a pro-rata basis based on holding period and settled at the time of acquisition, and such taxes are deemed as acquisition costs and are not included in the expenses.

●     The tax amount is estimated to be ¥2,290 million for the fiscal period ending February 29, 2016 (the first fiscal period) and ¥2,319 million for the fiscal period ending August 31, 2016 (the second fiscal period).  These amounts are included in the leasing expenses.

●     The outsourcing fee is estimated to be ¥2,382 million for the fiscal period ending February 29, 2016 (the first fiscal period) and ¥2,942 million for the fiscal period ending August 31, 2016 (the second fiscal period).

●     Maintenance and repair expenses required for each fiscal period are calculated based on the mid-to-long term repair plans the asset management company has established.  However, the actual expenses for the maintenance and repair for the fiscal periods may differ significantly from the estimates due to expenses for urgent repair on damages to a building caused by unforeseeable events, the tendency for significant fluctuation in amounts year by year or expenses for certain types of repair not required periodically.

●     Depreciation and amortization are estimated to be ¥3,461 million for the fiscal period ending February 29, 2016 (the first fiscal period) and ¥4,231 million for the fiscal period ending August 31, 2016 (the second fiscal period).  However, the book values as of the effective date of the merger of the buildings and other properties currently owned by NOF, NRF and NMF are not fixed and may be subject to changes.

●     Leasing expenses are estimated to be ¥11,413 million for the fiscal period ending February 29, 2016 (the first fiscal period) and ¥13,811 million for the fiscal period ending August 31, 2016 (the second fiscal period).

●     The amount to be recorded as the merger related expenses is estimated to be ¥2,568 million for the fiscal period ending February 29, 2016 (the first fiscal period).

●     Other operating expenses (fees payable to the asset management company, the custodian of assets and the general administrators) are estimated to be ¥4,762 million for the fiscal period ending February 29, 2016 (the first fiscal period) and ¥3,165 million for the fiscal period ending August 31, 2016 (the second fiscal period).

Amortization Expenses for Goodwill
●     Goodwill is expected to accrue upon the Merger and will be accounted as assets and amortized using the straight-line method over 20 years on a regular basis pursuant to the Accounting Standards for Business Combinations (Statement No. 21), as amended on September 13, 2013.  Currently, the amount of goodwill is provisionally estimated to be ¥80,116 million.  Such amount is calculated on the assumption that the New Investment Corporation will succeed the assets (¥556,017 million in total) and liabilities (¥321,040 million in total) from NOF and NFR, the acquirees under such accounting standards and the acquisition cost of the merger will be ¥315,094 million (calculated based on the closing price (¥153,200) of NMF units on May 26, 2015, which will be allotted as the consideration for the acquisition).  However, the amount of goodwill is not fixed and may be subject to changes.  The goodwill amortization is provisionally estimated to be ¥1,669 million for the fiscal period ending February 29, 2016 (the first fiscal period) and ¥2,002 million for the fiscal period ending August 31, 2016 (the second fiscal period).

●     The goodwill amortization is the item that will cause the difference between accounting and tax treatment and may result in the imposition of corporation tax or other tax.  Following the tax reform in tax year 2015, the New Investment Corporation intends to make cash distributions in excess of its profits for the purpose of tax relief during the goodwill amortization period, and it is expected that the New Investment Corporation will be able to avoid such taxation.

Non-Operating Expenses
●     Listing and other related expenses are estimated to be ¥520 million as temporary expenses for the fiscal period ending February 29, 2016 (the first fiscal period).

●     Interest expenses and borrowing related expenses are estimated to be ¥2,389 million for the fiscal period ending February 29, 2016 (the first fiscal period) and ¥2,779 million for the fiscal period ending August 31, 2016 (the second fiscal period).

Interest-Bearing Debts
●     As of the effective date of the Merger, the outstanding interest-bearing debts of NMF, NOF and NRF are estimated to be ¥110,307 million, ¥196,700 million and ¥87,740 million, respectively.  It is assumed that the New Investment Corporation will succeed ¥394,747 million in total, consisting of borrowings (¥347,247 million) and investment corporation bonds (¥47,500 million).

●     Portions of the borrowings (¥11,082 million) will become due and payable by the end of the fiscal period ending February 29, 2016 (the first fiscal period).  It is assumed that the New Investment Corporation will repay ¥382 million by using cash on hand and refinance the entire remaining amount through borrowings.  Although portions of the investment corporation bonds (¥15,000 million in total) will reach maturity by the end of the same fiscal period, it is assumed that the New Investment Corporation will redeem such bonds through the funds raised by the borrowings or other funding methods.

●     Portions of the borrowings (¥26,322 million) will become due and payable by the end of the fiscal period ending August 31, 2016 (the second fiscal period).  It is assumed that the New Investment Corporation will repay ¥92 million by using cash on hand and refinance the entire remaining amount through borrowings.  No investment corporation bonds will reach maturity by the end of the same fiscal period.

●     It is assumed that the New Investment Corporation will borrow ¥9,300 million in new loans to finance the acquisition of 4 properties on October 30, 2015.

●     It is assumed that the New Investment Corporation will borrow ¥14,700 million in new loans to finance the acquisition of 3 properties on March 1, 2016.

●     It is assumed that there will be no changes in the amount of the outstanding borrowings and investment corporation bonds (including the short term investment corporation bonds) other than the amount stated above.

Investment Units
●     It is assumed that the number of investment units to be issued upon the merger will be 3,722,010 as described in “Notice Concerning Execution of Merger Agreement by and among Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc.” released as of today.

●     Other than the above, it is assumed that no new investment units will be issued until the end of fiscal period ending August 31, 2016 (the second fiscal period).

●     Cash distribution per unit is calculated based on 3,722,010 units of the New Investment Corporation to be issued upon the merger.

Cash Distributions per Unit	● Cash distributions per unit may differ due to various factors, including changes of portfolio, changes in leasing income caused by change in tenants, and unforeseen repairs.
Distribution in Excess of Net Income per Unit
●     The amount of distribution in excess of net income is estimated on the assumption that, for the purpose of tax relief, the New Investment Corporation will distribute the amount equivalent to the total amount of the goodwill amortization, etc. that will cause the difference between accounting and tax treatment, and may result in the imposition of corporation tax or other tax.  In order to alleviate the impact of the goodwill amortization and other merger related expenses (the “Merger Expenses”) on cash distribution, the above estimate is based on the assumption that, if the total amount of the difference between accounting and tax treatment for each fiscal period is less than the Merger Expenses, the New Investment Corporation will make distribution in excess of net income by adding such amount up to the amount of Merger Expenses, within the limit as prescribed by the regulations of the Investment Trusts Association, Japan (meaning the amount equivalent to 60/100 of the depreciation and amortization recorded as of the end of the relevant calculation period).

Others
●     It is assumed that there will be no amendments in legislation, taxation, accounting principles, listing requirements and the Investment Trusts Association, Japan regulations, which affect the above forecasts.

●     It is assumed that there will be no material changes in general economic conditions and real estate markets.

EXHIBIT 3

Notice Concerning Acquisition of Assets

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign investment corporation. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign investment corporation or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign investment corporation and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[For Translation Purposes Only]

May 27, 2015

For Immediate Release
To Whom It May Concern

Nomura Real Estate Master Fund, Inc.
Securities Code: 3285
Satoshi Yanagita, Executive Director

Nomura Real Estate Office Fund, Inc.
Securities Code: 8959
Yoshiyuki Ito, Executive Director

Nomura Real Estate Residential Fund, Inc.
Securities Code: 3240
Shozo Matsumura, Executive Director

Asset Management Company:
Nomura Real Estate Asset Management Co., Ltd.
Norio Ambe, President & CEO

Inquiries:
Motomi Uki
General Manager, NMF Investment Management
Director
TEL. +81-3-3365-8767 nmf3285@nomura-re.co.jp

Shoji Yoshihara
General Manager, NOF Investment Management
Director
TEL. +81-3-3365-0507 nreof8959@nomura-re.co.jp

Tetsuya Ohira
General Manager, NRF Investment Management
TEL. +81-3-3365-7729 nrf3240@nomura-re.co.jp

Notice Concerning Acquisition of Assets

Nomura Real Estate Asset Management Co., Ltd., an asset manager to provide asset management services entrusted by Nomura Real Estate Master Fund, Inc. (“NMF”), Nomura Real Estate Office Fund, Inc. (“NOF”) and Nomura Real Estate Residential Fund, Inc. (“NRF”) (NMF, NOF and NRF are individually referred to as the “Consolidated Investment Corporation” hereinafter) (“the “Asset Management Company”) hereby announces that the Asset Management Company has determined to enter into the acquisition of the assets (the “Assets to be Acquired”) as stated below, and the each relevant sale and purchase agreements have been executed by each Consolidated Investment Corporation, respectively, today.

As stated in our announcement, “Notice Concerning Execution of Merger Agreement by and among Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc.”, as of today, each Consolidated Investment Corporation entered into a merger agreement (the “the Merger Agreement”), as of today, concerning a consolidation-type merger (the “Merger”) whereby October 1, 2015 is set as the date of incorporation of corporation  (the “New Investment Corporation) incorporated through the consolidation-type merger.  The acquisition of the Assets to be Acquired is scheduled to be implemented by the New Investment Corporation to whom the status, and the rights and obligations of, the purchaser under the sale and purchase agreements with respect to each of the Assets to be Acquired will be transferred.

1.	Summary of the Assets to be Acquired

(1) Overview of the Assets to be Acquired

No	Property name	Use	Location	Type of asset	Date of acquisition (Scheduled):	Acquisition price (Scheduled)(Note) (million yen)
1	NRE Kichijoji Building	Retail	Musashino City, Tokyo	Trust beneficiary interest in real estate	October 30, 2015	5,310
2	GEMS Ichigaya	Retail	Chiyoda Ward, Tokyo	Real estate	October 30, 2015	2,080
3	PMO Tamachi	Office	Minato Ward, Tokyo	Real estate	March 1, 2016	6,210
4	PMO Ginza Hatchome	Office	Chuo Ward, Tokyo	Real estate	March 1, 2016	3,970
5	PMO Shibakoen	Office	Minato Ward, Tokyo	Real estate	March 1, 2016	3,900
6	PROUD FLAT Hatchobori	Residence	Chuo Ward, Tokyo	Real estate	October 30, 2015	920
7	PROUD FLAT Itabashi Honcho	Residence	Itabashi Ward, Tokyo	Real estate	October 30, 2015	720
Total						23,110
(2)Dateof agreement	: May 27, 2015
(3) Seller	: Nomura Real Estate Development, Co., Ltd.
(4) Financing	: Scheduled to finance from borrowings in New Investment Corporation, however, New Investment Corporation will make a prompt announcement as soon as determined
(5) Form of Payment	: Entire amount paid at the time of transfer
 (Note) Excluding acquisition expenses, property taxes, urban planning taxes, consumption taxes and local consumption taxes

2.	Grounds

Each Consolidated Investment Corporation considers the acceleration of mutual growth with Nomura Real Estate Group by establishing “Leasing Business Value Chain” as one of the concepts of the Merger.  To fully leverage enhancement of future growth capability of the New Investment Corporation, the Asset Management Company entered into a basic agreement with respect to leasing value chain with Nomura Real Estate Development Co., Ltd., Nomura Real Estate Partners Co., Ltd. and GEO-AKAMATSU Co., LTD. today.  Pursuant to such agreement, in addition to the existing support for external growth through “property pipeline” by way of provision of real estate related information from Nomura Real Estate Group companies, the parties above will establish an interactive “management pipeline” among Nomura Real Estate Group companies.  Through such “management pipeline”, we can mutually share information and know-hows on leasing properties, collaborate in addressing and implementing necessary measures to create and promote value such as enhancement of brand value and profitability of managing assets both in hardware and software aspects, aiming to strengthen the brands for sponsor developed properties such as “PMO”, “PROUD FLAT”, “GEMS” and “Landport”(Note) and improve the value of properties owned by the New Investment Corporation.  We believe these measures will create an amicable cycle of mutual growth between the New Investment Corporation and Nomura Real Estate Group companies and thereby contribute to the growth of unitholders’ value.

As the first step to implement the above-mentioned “Leasing Business Value Chain”, the Asset Management Company has determined to acquire a total of seven properties consisting of retail facilities, office buildings and residential facilities from Nomura Real Estate Development Co., Ltd. on the condition, including other relevant conditions, that the Merger Agreement has become effective, and respectively entered into the sale and purchase agreements according to each sector in which each Consolidated Investment Corporation made its investment, i.e., with respect to NMF, NRE Kichijoji Building, and GEMS Ichigaya, with respect to NOF, PMO Tamachi, PMO Ginza Hatchome and PMO Shibakoen, and with respect to NRF, PROUD FLAT Hatchobori and PROUD FLAT Itabashi Honcho.  The matters to be evaluated prior to the acquisition are as follows.

(Note)
“PMO (Premium Midsize Office)” are category of office buildings that accommodate to businesses styles diversifying with time, as well as featuring the same functions and design standards as large-scale buildings despite being medium-scaled. “PROUD FLAT” are rental apartments that stand on location selected utilizing information network/know-how of the development and sales business of Nomura Real Estate Group to suit urban rental apartments, and are controlled excellently and operated/managed appropriately through Nomura Real Estate’s unique “design standard for housing complex (rental apartments),” “outline for quality control inspection,” etc. “GEMS” are commercial facilities developed centering on urban areas. They are mainly comprised of various restaurants with original tastes, and brighten and enrich office workers and residents in the area as well as presenting them with ideas for new lifestyle. “Landport” are logistic facilities with advanced high functions realized through designs for optimization and efficiency, responding to recent changes in logistics environment and various tenant needs.

(1) NRE Kichijoji Building

・
The Kichijoji area, where the Property stands, offers access to JR Chuo Line/Sobu Line, the Keio Inokashira Line and Tokyo Metro Tozai Line (direct train operation of JR Chuo Line) and is directly connected to Shinjuku, Shibuya, Otemachi, etc. boasting excellent transportation. It also has ample underlying population.

・
The Kichijoji Station vicinity, where the Property is located, is a bustling area with a concentration of retail facilities such as shopping streets, department stores and hotels, and also a high volume of pedestrian flow. In addition, as the Property is a highly visible building located a three-minute walk from Kichijoji Station, it boasts a location that can be anticipated to attract a stable flow of customers.

 (2) GEMS Ichigaya

・
The Property boasts excellent transportation access as it is located a three-minute walk from Ichigaya Station on JR Sobu Line, Tokyo Metro Yurakucho Line/Namboku Line and the Toei Subway Shinjuku Line, and a five-minute walk from Kojimachi Station on Tokyo Metro Yurakucho Line. It also has high visibility standing on a corner lot along Nippon Television Dori.

・
The Ichigaya/Kojimachi area, where the Property is located, is not only a commercial district with mid- to high-rising office buildings, apartments with shops, etc., but also has established a position as a high-end residential district in urban area. Thus strong demand from office workers and residents in the area can be anticipated.

(3) PMO Tamachi

・
The Property is located within a three-minute walk from Tamachi Station on the JR Yamanote Line and JR Keihin-Tohoku Line and the Mita Station on the Toei Subway Asakusa Line/Mita Line and offers easy access to major business areas such as Shinagawa, Otemachi and Shinjuku using these lines as well as to Haneda Airport.

・
The Tamachi/Mita area, where the Property stands, has been favored as a location for headquarters or Tokyo office by a wide range of industries and businesses against the backdrop of its excellent transportation access to Haneda Airport and Shinkansen lines. In addition, it is an area which can anticipate solid demand from major companies based in Tamachi, etc.

(4) PMO Ginza Hatchome

・
The Property offers use of multiple lines and stations including Shiodome Station on the Toei Subway Oedo Line, Shimbashi Station on the Tokyo Metro Ginza Line and JR Yamanote Line and Higashi-ginza Station on the Toei Asakusa Line, boasting excellent access to major business areas.

・
The Property stands close to Ginza, Shiodome and Shimbashi areas, which are business hubs in central Tokyo. Since headquarters of major media companies and advertising agencies are located in these areas, a wide range of demand from such companies as well as their related companies and business operators who favor having Ginza addresses can be anticipated.

(5) PMO Shibakoen

・
The Property is located a two-minute walk from Onarimon Station on the Toei Subway Mita Line and has Daimon Station on the Toei Subway Oedo Line/Asakusa Line and Hamamatsucho Station on JR Yamanote Line, JR Keihin-Tohoku Line and Tokyo Monorail within walking distance. Availability of multiple lines provides excellent access to major business areas and Haneda Airport.

・
The Hamamatsucho/Shiba-Koen area, where the Property is located, boasts high transportation convenience and excellent surrounding environment. Therefore, it can expect a wide range of demand mainly from airline companies which appreciate good access to Haneda Airport and to the area where logistics facilities are concentrated such as Hinode and Takebashi, as well as from companies with headquarters in provincial areas, logistics-related companies, etc.

(6) PROUD FLAT Hatchobori

・
The Property is located a three-minute walk from Hatchobori Station on Tokyo Metro Hibiya Line and a five-minute walk from Hatchobori Station on JR Keiyo Line/Musashino Line, and use of two lines from the nearby stations allows direct access to Tokyo, Ginza, Kasumigaseki Stations, etc., thus access to business areas in central Tokyo is considered excellent.

・
The Hatchobori area, where the Property stands, is an area that offers living convenience as convenience stores, small supermarkets operating around-the-clock, restaurants for singles and such are also located. Therefore, a wide range of demand mainly from single office workers commuting to central Tokyo, who are the targeted tenant, can be anticipated.

(7) PROUD FLAT Itabashi Honcho

・
The Property is located a four-minute walk from Itabashi Honcho Station on the Toei Subway Mita Line and allowing access to business areas such as Otemachi and Hibiya in around twenty minutes. In addition, business/commercial areas such as Shinjuku and Shibuya are accessible by transferring to JR Yamanote Line at Sugamo Station on the Toei Subway Mita Line.

・
In addition to the Honcho shopping street along the Kyu-Nakasendo in the vicinity of the Property, supermarkets and drugstores are scattered throughout the area, providing high living convenience. The area enjoys favorable living environment away from the hustle and bustle of the major roads, and thus stable demand from those working at nearby universities or single office workers commuting to central Tokyo can be anticipated.

3.	Property Summary

(1) NRE Kichijoji Building

	Property name	NRE Kichijoji Building
	Type of asset	Trust beneficiary interest in real estate
	Trustee	Mitsubishi UFJ Trust and Banking Corporation
	Trust term	March 10, 2005 to March 10, 2025 (scheduled)
Location (Note 1)	Registry	2-2017-216 Kichijoji Honcho, Musashino City, Tokyo and other 10 lots
	Street	2-2-17 Kichijoji Honcho, Musashino City, Tokyo
	Access	3-minute walk from Kichijoji Station on the JR and Keio Inokashira Line
	Completion date (Note 1)	July 10, 2014
	Use (Note 1)	Retail, parking
	Structure (Note 1)	S/RC B2/7F
	Seismic risk (PML) (Note 2)	3.06% (Sompo Japan Nipponkoa Risk Management Inc.’s Earthquake PML Appraisal Report as of May, 2015)
	Architect	Obayashi Corporation
	Constructor	Obayashi Corporation
	Building inspection agency	UHEC
Area (Note 1)	Land	923.73m2 (279.42 tsubo) (Note 3)
	Building	5,550.35 m2 (1,678.98 tsubo) (Note 3)
Type of ownership	Land	Ownership (51.0%) (Note 4)
	Building	Ownership (51.0%) (Note 4)
	Building coverage ratio	100% (Note 5)
	Floor area ratio	600%
	Collateral	None
	Property management company	GEO-AKAMATSU Co., Ltd. (Note 6)
Notes
・     With the acquisition of the Property by the New Investment Corporation, the New Investment Corporation and Nomura Real Estate Development Co., Ltd. will quasi co-own the trust beneficiary interest with the ratio of 51.0% and 49.0% respectively. Under the purchase and sale agreement of beneficial interest in real estate trust, it is agreed that a preferential negotiation right to be given to the other quasi co-owner when a party is to transfer its quasi co-ownership.
・     The property management company, GEO-AKAMATSU Co., Ltd. is considered a Related Party under the Law Concerning Investment Trust and Investment Corporation (“Investment Trust Law”).

	Acquisition price (scheduled)	¥5,310 million
	Appraisal value and method	¥5,330 million (Based on the capitalization approach as of May 1, 2015) (Appraiser: Daiwa Real Estate Appraisal Corporation)
	Appraisal NOI (Note 7)	¥232.7 million
Leasing Status (as of May 27, 2015) (Note 8)
	Total number of tenants	1
	Total rental income	Undisclosed
	Security deposits	Undisclosed
	Occupancy rate	100.0%
	Total leased floor space	2,042.08 m2 (617.73 tsubo)
	Total leasable floor space	2,042.08 m2 (617.73 tsubo)
	Occupancy rates in the past (Note 9)	February 28, 2011	February 29, 2012	February 28, 2013	February 28, 2014	February 28, 2015
		－	－	－	－	100.0%
(Note 1)	Location (registry) and Several Other Items
“Location (registry)”, “Completion Date”, “Use”, “Structure” and “Area” are based on the information in the real estate registry.

(Note 2)
PML (Probable Maximum Loss)
PML shows the probable losses caused by a major earthquake, as a percentage of the expected recovery cost to the replacement cost. PML is calculated based on the statistical assumption that within next 475 years there is a 0.211% annual chance (10% probability of once every 50 years, i.e., average life time of buildings) of major earthquake occurring

(Note 3)	Area for land and building indicates area for the entire land and building of the Property.
(Note 4)	The ratio of ownership is indicated as 51%, which is the ratio of quasi co-ownership of trust beneficiary interest in real estate planned to be acquired by the New Investment Corporation.
(Note 5)	Building Coverage Ratio
The Property is located in a commercial district where the building coverage ratio is 80% in principle. As the building is fire resistant in a fire zone, however, an increased ratio of 100% applies.
(Note 6)	Property Management Company
Refers to the Property Management Company that is scheduled to be appointed.
(Note 7)	Appraisal NOI
“Appraisal NOI” indicates a figure obtained by multiplying the annual NOI (operating income-operating expenses) described in the real estate appraisal report with May 1, 2015 as the appraisal date by 0.51 (51%), which is the ratio of quasi co-ownership of trust beneficiary interest in real estate planned to be acquired by the New Investment Corporation.
(Note 8)	Leasing Status
The number of end tenants for the entire building of the Property is 1.
“Total Rental Income” and “Security Deposits” are undisclosed as consent has not been obtained from the tenant.
“Total leased floor space” and “Total leasable floor space” indicated are figures obtained by multiplying the total leased floor space (the leased floor space to the end tenant as of today) and total leasable floor space of the entire building by 0.51 (51%), which is the ratio of quasi co-ownership of trust beneficiary interest in real estate planned to be acquired by the New Investment Corporation.
(Note 9)	Occupancy Rates in the Past
Based on the information from the seller.

(2) GEMS Ichigaya

Property name		GEMS Ichigaya
Type of asset		Real estate
Location (Note 1)	Registry	4-3 Rokubancho, Chiyoda Ward, Tokyo
	Street	4-3 Rokubancho, Chiyoda Ward, Tokyo (Note 2)
Access		3-minute walk from Ichigaya Station on the Tokyo Metro Yurakucho and Namboku Lines and Toei Subway Shinjuku Line and JR Line 5-minute walk from Kojimachi Station on the Tokyo Metro Yurakucho Line
Completion date (Note 1)		October 31, 2014
Use (Note 1)		Retail
Structure (Note 1)		S/SRC B1/9F
Seismic risk (PML) (Note 3)		2.61% (Sompo Japan Nipponkoa Risk Management Inc.’s Earthquake PML Appraisal Report as of May, 2015)
Architect		Nomura Real Estate Development, Co., Ltd.
Constructor		ICHIKEN Co., Ltd.
Building inspection agency		UHEC
Area (Note 1)	Land	236.59 m2 (71.56 tsubo)
	Building	1,477.10 m2 (446.82 tsubo)
Type of ownership	Land	Ownership
	Building	Ownership
Building coverage ratio		100% (Note 4)
Floor area ratio		600%
Collateral		None
Property management company		GEO-AKAMATSU Co., Ltd. (Note 5)

Notes
・     Construction of the city planning roads has been decided for the roads on eastern and northern sides of the Property. The timing of execution and such has not been scheduled yet, but site area will be reduced (27.46 m2) due to corner cutoff on the northeastern side of the Property if the plan is executed.
・     The property management company and master lease company, GEO-AKAMATSU Co., Ltd. is considered a Related Party under the Law Concerning Investment Trust Law.

Acquisition price (scheduled)	¥2,080 million
Appraisal value and method	¥2,090 million (Based on the capitalization approach as of May 1, 2015) (Appraiser: Daiwa Real Estate Appraisal Corporation)
Appraisal NOI (Note 6)	¥87.4 million
Leasing status (as of May 27, 2015) (Note 7)
Total number of tenants	10
Total rental income	¥118 million
Security deposits	¥93 million
Occupancy rate	100.0%
Total leased floor space	1,277.06 m2 (386.31 tsubo)
Total leasable floor space	1,277.06 m2 (386.31 tsubo)
Occupancy rates in the past (Note 8)	February 28, 2011	February 29, 2012	February 28, 2013	February 28, 2014	February 28, 2015
	－	－	－	－	100.0%
(Note 1)	Location (registry) and Several Other Items
“Location (registry)”, “Completion Date”, “Use”, “Structure” and “Area” are based on the information in the real estate registry.
(Note 2)	Concerning location of the Property, Street has not been officially indicated.
(Note 3)	PML (Probable Maximum Loss)
PML shows the probable losses caused by a major earthquake, as a percentage of the expected recovery cost to the replacement cost. PML is calculated based on the statistical assumption that within next 475 years there is a 0.211% annual chance (10% probability of once every 50 years, i.e., average life time of buildings) of major earthquake occurring.
(Note 4)	Building Coverage Ratio
The Property is located in a commercial district where the building coverage ratio is 80% in principle. As the building is fire resistant in a fire zone, however, an increased ratio of 100% applies.
(Note 5)	Property Management Company
Refers to the Property Management Company that is scheduled to be appointed.
(Note 6)	Appraisal NOI
  “Appraisal NOI” indicates the annual NOI (operating income-operating expenses) described in the real estate appraisal report with May 1, 2015 as the appraisal date.
(Note 7)	Leasing Status
The New Investment Corporation plans to conclude, simultaneously with the acquisition of the Property, a master lease agreement, under which the building of the Property will be collectively leased for the purpose of subleasing, with GEO AKAMATSU Co., Ltd. The master lease agreement is “pass-through scheme” where GEO AKAMATSU Co., Ltd., the master lease company, pays the same amount as the total sum of the rent based on the lease agreement which the master lease company has concluded with each end tenant to the New Investment Corporation. The items in the above chart are indicated based on the following assumptions.
“Total Number of Tenants” is the total number of end tenants actually leasing the building of the Property as of today.
“Total Rent Income” is the amount obtained by multiplying the monthly rent stated the lease agreement with end tenants actually leasing the building of the Property as of today by 12 (rounded down to the nearest million yen).
“Security Deposits” indicates the amount of security deposits, etc. stated in the aforementioned lease agreement (rounded down the nearest million yen).
“Total Leased Floor Space” indicates the floor space that is being leased to end tenants as of today.
(Note 8)	Occupancy Rates in the Past
Based on the information from the seller.

(3) PMO Tamachi

	Property name	PMO Tamachi
	Type of asset	Real estate
Location (Note 1)	Registry	5-202-1 Shiba, Minato Ward, Tokyo and other 2 lots
	Street	5-31-17 Shiba, Minato Ward, Tokyo
	Access	2-minute walk from Tamachi Station on the JR Line 1-minute walk from Mita Station on the Toei Subway Asakusa Line 1-minute walk from Mita Station on the Toei Subway Mita Line
	Completion date (Note 1)	February 7, 2014
	Use (Note 1)	Office, parking
	Structure (Note 1)	S/SRC B1/12F
	Seismic risk (PML) (Note 2)	9% (Shimizu Corporation’s Earthquake PML Appraisal Report as of May, 2015)
	Architect	Nomura Real Estate Development, Co., Ltd.
	Constructor	Sato Kogyo Co., Ltd.
	Building inspection agency	UHEC
Area (Note 1)	Land	709.50 m2 (214.62 tsubo)
	Building	5,171.17 m2 (1,564.27 tsubo)
Type of ownership	Land	Ownership
	Building	Ownership
	Building coverage ratio	100% (Note 3)
	Floor area ratio	700%
	Collateral	None
	Property management company	Nomura Real Estate Development, Co., Ltd.(Note 4)
Notes
・     Construction of the city planning road has been decided on southern side of the Property. The timing of execution and such have not been scheduled yet, but the boundary line of the Property will be backed by 3.2 m to 3.4 m from the current boundary line with the road on the southern side, and the site area will be reduced by about 81.53 m2 if the plan is executed.
・     The property management company and master lease company, Nomura Real Estate Development, Co., Ltd. is considered a Related Party under the Law Concerning Investment Trust Law.

	Acquisition price (scheduled)	¥6,210 million
	Appraisal value and method	¥6,400 million (Based on the capitalization approach as of May 1, 2015) (Appraiser: Japan Real Estate Institute)
	Appraisal NOI (Note 5)	¥254.1 million
Leasing status (as of May 27, 2015) (Note 6)
	Total number of tenants	11
	Total rental income	¥291 million
	Security deposits	¥291 million
	Occupancy rate	100.0%
	Total leased floor space	4,019.84 m2 (1,216.00 tsubo)
	Total leasable floor space	4,019.84 m2 (1,216.00 tsubo)
	Occupancy rates in the past (Note 7)	February 28, 2011	February 29, 2012	February 28, 2013	February 28, 2014	February 28, 2015
		－	－	－	18.2%	90.9%
(Note 1)	Location (registry) and Several Other Items
“Location (registry)”, “Completion Date”, “Use”, “Structure” and “Area” are based on the information in the real estate registry.
(Note 2)	PML (Probable Maximum Loss)
PML shows the probable losses caused by a major earthquake, as a percentage of the expected recovery cost to the replacement cost. PML is calculated based on the statistical assumption that within next 475 years there is a 0.211% annual chance (10% probability of once every 50 years, i.e., average life time of buildings) of major earthquake occurring.
(Note 3)	Building Coverage Ratio
The Property is located in a commercial district where the building coverage ratio is 80% in principle. As the building is fire resistant in a fire zone, however, an increased ratio of 100% applies.
(Note 4)	Property Management Company
Refers to the Property Management Company that is scheduled to be appointed.
(Note 5)	Appraisal NOI
“Appraisal NOI” indicates the annual NOI (operating income-operating expenses) described in the real estate appraisal report with May 1, 2015 as the appraisal date.

(Note 6)	Leasing Status
The New Investment Corporation plans to conclude, simultaneously with the acquisition of the Property, a master lease agreement, under which the building of the Property will be collectively leased for the purpose of subleasing, with Nomura Real Estate Development Co., Ltd. The master lease agreement is “pass-through scheme” where Nomura Real Estate Development Co., Ltd., the master lease company, pays the same amount as the total sum of the rent based on the lease agreement which the master lease company has concluded with each end tenant to the New Investment Corporation. The items in the above chart are indicated based on the following assumptions.
“Total Number of Tenants” is the total number of end tenants actually leasing the building of the Property as of today.
“Total Rent Income” is the amount obtained by multiplying the monthly rent stated the lease agreement with end tenants actually leasing the building of the Property as of today by 12 (rounded down to the nearest million yen).
“Security Deposits” indicates the amount of security deposits, etc. stated in the aforementioned lease agreement (rounded down the nearest million yen).
“Total Leased Floor Space” indicates the floor space that is being leased end tenants as of today.
(Note 7)	Occupancy Rates in the Past
Based on the information from the seller.

(4) PMO Ginza Hatchome

	Property name	PMO Ginza Hatchome
	Type of asset	Real estate
Location (Note 1)	Registry	8-204-8 Ginza, Chuo Ward, Tokyo and other 4 lots
	Street	8-12-8 Ginza, Chuo Ward, Tokyo
	Access	4-minute walk from Shiodome Station on the Toei Subway Oedo Line 5-minute walk from Shimbashi Station on the Tokyo Metro Ginza Line 6-minute walk from Shimbashi Station on the JR Line
	Completion date (Note 1)	April 25, 2014
	Use (Note 1)	Office
	Structure (Note 1)	S 10F
	Seismic risk (PML) (Note 2)	9% (Shimizu Corporation’s Earthquake PML Appraisal Report as of May, 2015)
	Architect	Nomura Real Estate Development, Co., Ltd.
	Constructor	The Zenidaka Corporation
	Building inspection agency	UHEC
Area (Note 1)	Land	321.39 m2 (97.22 tsubo)
	Building	2,487.63 m2 (752.50 tsubo)
Type of ownership	Land	Ownership
	Building	Ownership
	Building coverage ratio	100% (Note 3)
	Floor area ratio	700%・800% (Note 4)
	Collateral	None
	Property management company	Nomura Real Estate Development, Co., Ltd. (Note 5)
	Notes	The property management company and master lease company, Nomura Real Estate Development, Co., Ltd. is considered a Related Party under the Law Concerning Investment Trust Law.
	Acquisition price (scheduled)	¥3,970 million
	Appraisal value and method	¥4,130 million(Based on the capitalization approach as of May 1, 2015) (Appraiser: Japan Real Estate Institute)
	Appraisal NOI (Note 6)	¥158.8 million
Leasing status (as of May 27, 2015) (Note 7)
	Total number of tenants	7
	Total rental income	¥200 million
	Security deposits	¥185 million
	Occupancy rate	100.0%
	Total leased floor space	2,055.53 m2 (621.79 tsubo)
	Total leasable floor space	2,055.53 m2 (621.79 tsubo)
	Occupancy rates in the past (Note 8)	February 28, 2011	February 29, 2012	February 28, 2013	February 28, 2014	February 28, 2015
		－	－	－	－	100.0%

(Note 1)	Location (registry) and Several Other Items
“Location (registry)”, “Completion Date”, “Use”, “Structure” and “Area” are based on the information in the real estate registry.
(Note 2)	PML (Probable Maximum Loss)
PML shows the probable losses caused by a major earthquake, as a percentage of the expected recovery cost to the replacement cost. PML is calculated based on the statistical assumption that within next 475 years there is a 0.211% annual chance (10% probability of once every 50 years, i.e., average life time of buildings) of major earthquake occurring.
(Note 3)	Building Coverage Ratio
The Property is located in a commercial district where the building coverage ratio is 80% in principle. As the building is fire resistant in a fire zone, however, an increased ratio of 100% applies.
(Note 4)	Floor Area Ratio
The Property is located in a commercial district where the floor area ratio is 800% for areas within for the area within 20 m from the boundary line of the road on the southeastern front side and 700% for the area farther than 20 m. For the whole area, the weighted-average percentage is applied in accordance with the space of the respective areas.
(Note 5)	Property Management Company
Refers to the Property Management Company that is scheduled to be appointed.
(Note 6)	Appraisal NOI
“Appraisal NOI” indicates the annual NOI (operating income-operating expenses) described in the real estate appraisal report with May 1, 2015 as the appraisal date.
(Note 7)	Leasing Status
The New Investment Corporation plans to conclude, simultaneously with the acquisition of the Property, a master lease agreement, under which the building of the Property will be collectively leased for the purpose of subleasing, with Nomura Real Estate Development Co., Ltd. The master lease agreement is “pass-through scheme” where Nomura Real Estate Development Co., Ltd., the master lease company, pays the same amount as the total sum of the rent based on the lease agreement which the master lease company has concluded with each end tenant to the New Investment Corporation. The items in the above chart are indicated based on the following assumptions.
“Total Number of Tenants” is the total number of end tenants actually leasing the building of the Property as of today.
“Total Rent Income” is the amount obtained by multiplying the monthly rent stated the lease agreement with end tenants actually leasing the building of the Property as of today by 12 (rounded down to the nearest million yen).
“Security Deposits” indicates the amount of security deposits, etc. stated in the aforementioned lease agreement (rounded down the nearest million yen).
“Total Leased Floor Space” indicates the floor space that is being leased to end tenants as of today.
(Note 8)	Occupancy Rates in the Past
Based on the information from the seller.

(5) PMO Shibakoen

Property name		PMO Shibakoen
Type of asset		Real estate
Location (Note 1)	Registry	1-13-8 Shibakoen, Minato Ward, Tokyo
	Street	1-2-1 Shibakoen, Minato Ward, Tokyo
Access		2-minute walk from Onarimon Station on the Toei Subway Mita Line 6-minute walk from Daimon Station on the Toei Subway Oedo Line, Asakusa Line 10-minute walk from Hamamatsucho Station on the JR Line
Completion date (Note 1)		July 31, 2014
Use (Note 1)		Office, parking
Structure (Note 1)		S 8F
Seismic risk (PML) (Note 2)		10% (Shimizu Corporation’s Earthquake PML Appraisal Report as of May, 2015)
Architect		Nomura Real Estate Development, Co., Ltd.
Constructor		Tokyu Construction Co., Ltd.
Building inspection agency		UHEC
Area (Note 1)	Land	547.05 m2 (165.48 tsubo)
	Building	3,362.95 m2 (1,017.29 tsubo)
Type of ownership	Land	Ownership
	Building	Ownership

Building coverage ratio	100% (Note 3)
Floor area ratio	600%
Collateral	None
Property management company	Nomura Real Estate Development, Co., Ltd.(Note 4)
Notes	The property management company and master lease company, Nomura Real Estate Development, Co., Ltd. is considered a Related Party under the Law Concerning Investment Trust Law.
Acquisition price (Scheduled)	¥3,900 million
Appraisal value and method	¥3,950 million (Based on the capitalization approach as of May 1, 2015) (Appraiser: Japan Real Estate Institute)
Appraisal NOI (Note 5)	¥164.2 million
Leasing status (as of May 27, 2015) (Note 6)
Total number of tenants	1
Total rental income	Undisclosed
Security deposits	Undisclosed
Occupancy rate	100.0%
Total leased floor space	2,667.77 m2 (807.00 tsubo)
Total leasable floor space	2,667.77 m2 (807.00 tsubo)
Occupancy rates in the past (Note 7)	February 28, 2011	February 29, 2012	February 28, 2013	February 28, 2014	February 28, 2015
	－	－	－	－	100.0%
(Note 1)	Location (registry) and Several Other Items
“Location (registry)”, “Completion Date”, “Use”, “Structure” and “Area” are based on the information in the real estate registry.
(Note 2)	PML (Probable Maximum Loss)
PML shows the probable losses caused by a major earthquake, as a percentage of the expected recovery cost to the replacement cost. PML is calculated based on the statistical assumption that within next 475 years there is a 0.211% annual chance (10% probability of once every 50 years, i.e., average life time of buildings) of major earthquake occurring.
(Note 3)	Building Coverage Ratio
The Property is located in a commercial district where the building coverage ratio is 80% in principle. As the building is fire resistant in a fire zone, however, an increased ratio of 100% applies.
(Note 4)	Property Management Company
Refers to the Property Management Company that is scheduled to be appointed.
(Note 5)	Appraisal NOI
“Appraisal NOI” indicates the annual NOI (operating income-operating expenses) described in the real estate appraisal report with May 1, 2015 as the appraisal date.
(Note 6)	Leasing Status
The New Investment Corporation plans to conclude, simultaneously with the acquisition of the Property, a master lease agreement, under which the building of the Property will be collectively leased for the purpose of subleasing, with Nomura Real Estate Development Co., Ltd. The master lease agreement is “pass-through scheme” where Nomura Real Estate Development Co., Ltd., the master lease company, pays the same amount as the total sum of the rent based on the lease agreement which the master lease company has concluded with each end tenant to the New Investment Corporation. The items in the above chart are indicated based on the following assumptions.
“Total Number of Tenants” is the total number of end tenants actually leasing the building of the Property as of today.
“Total Rent Income” and “Security Deposits” are undisclosed as consent has not been obtained from the tenant.
“Total Leased Floor Space” indicates the floor space that is being leased to end tenants as of today.
(Note7)	Occupancy Rates in the Past
Based on the information from the seller.

(6) PROUD FLAT Hatchobori

	Property name	PROUD FLAT Hatchobori
	Type of asset	Real estate
Location (Note 1)	Registry	1-107-7 Hatchobori, Chuo Ward, Tokyo
	Street	1-8-5 Hatchobori, Chuo Ward, Tokyo
	Access	3-minuites walk from Hatchobori Station on the Tokyo Metro Hibiya Line 5-minuites walk from Hatchobori Station on the JR Line
	Completion date (Note 1)	May 27, 2014
	Use (Note 1)	Apartment
	Structure (Note 1)	RC 12F
	Seismic risk (PML) (Note 2)	4.37% (Sompo Japan Nipponkoa Risk Management Inc.’s Earthquake PML Appraisal Report as of May 2015)
	Architect	Yanagi Gaku Architects
	Constructor	Koshin Kensetsu Co., Ltd.
	Building inspection agency	The Tokyo Metropolitan Town Creation Center for Disaster Prevention and Construction
Area (Note 1)	Land	179.90 m2 (54.41 tsubo)
	Building	1,163.30 m2 (351.89 tsubo)
Type of ownership	Land	Ownership
	Building	Ownership
	Building coverage ratio	100% (Note 3)
	Floor area ratio	600%
	Collateral	None
	Property management company	Nomura Real Estate Partners, Co., Ltd.(Note 4)
	Notes	The property management company and master lease company, Nomura Real Estate Partners, Co., Ltd. is considered a Related Party under the Law Concerning Investment Trust Law.
	Acquisition price (scheduled)	¥920 million
	Appraisal value and method	¥923 million(Based on the capitalization approach as of May 1, 2015) (Appraiser: Japan Real Estate Institute)
	Appraisal NOI (Note 5)	¥41.9 million
Leasing status (as of May 27, 2015) (Note 6)
	Total number of tenants	1
	Total rental income	¥49 million
	Security deposits	¥5 million
	Occupancy rate	89.4%
	Total leased floor space	887.61 m2 (268.50 tsubo)
	Total leasable floor space	992.75 m2 (330.30 tsubo)
	Occupancy rates in the past (Note 7)	February 28, 2011	February 29, 2012	February 28, 2013	February 28, 2014	February 28, 2015
		－	－	－	－	87.9%
(Note1)	Location (registry) and Several Other Items
“Location (registry)”, “Completion Date”, “Use”, “Structure” and “Area” are based on the information in the real estate registry.
(Note 2)	PML (Probable Maximum Loss)
PML shows the probable losses caused by a major earthquake, as a percentage of the expected recovery cost to the replacement cost. PML is calculated based on the statistical assumption that within next 475 years there is a 0.211% annual chance (10% probability of once every 50 years, i.e., average life time of buildings) of major earthquake occurring.
(Note 3)	Building coverage ratio
The Property is located in a commercial district where the building coverage ratio is 80% in principle. As the building is fire resistant in a fire zone, however, an increased ratio of 100% applies.
(Note 4)	Property Management Company
Refers to the Property Management Company that is scheduled to be appointed.
(Note 5)	Appraisal NOI
“Appraisal NOI” indicates the annual NOI (operating income-operating expenses) described in the real estate appraisal report with May 1, 2015 as the appraisal date.
(Note 6)	Leasing Status
The New Investment Corporation plans to conclude, simultaneously with the acquisition of the Property, a master lease agreement, under which the building of the Property will be collectively leased for the purpose of subleasing, with Nomura Real Estate Partners, Co., Ltd. The master lease agreement is “pass-through scheme” where Nomura Real Estate Partners, Co., Ltd., the master lease company, pays the same amount as the total sum of the rent based on the lease agreement which the master lease company has concluded with each end tenant to the New Investment Corporation. The items in the above chart are indicated based on the following assumptions.

“Total Number of Tenants” is counted as one since all of a rental room is collectively leased for the purpose of subleasing and the lessee in the lease agreement (master lease agreement) has concluded an agreement with the end tenant for subleasing the rental room.
“Total Rent Income” is the amount obtained by multiplying the monthly rent stated the lease agreement with end tenants actually leasing the building of the Property as of today by 12 (rounded down to the nearest million yen).
“Security Deposits” indicates the amount of security deposits, etc. stated in the aforementioned lease agreement (rounded down the nearest million yen).
“Total Leased Floor Space” indicates the floor space that is being leased to end tenants as of today.
(Note 7)	Occupancy Rates in the Past
Based on the information from the seller.

(7) PROUD FLAT Itabashi Honcho

	Property name	PROUD FLAT Itabashi Honcho
	Type of asset	Real estate
Location (Note 1)	Registry	32-46 Honcho, Itabashi Ward, Tokyo
	Street	32-9 Honcho, Itabashi Ward, Tokyo
	Access	4-minute walk from Itabashi Honcho Station on the Toei Metro Mita Line
	Completion date (Note 1)	July 8, 2014
	Use (Note 1)	Apartment
	Structure (Note 1)	RC 10F
	Seismic risk (PML) (Note 2)	4.32% (Sompo Japan Nipponkoa Risk Management Inc.’s Earthquake PML Appraisal Report as of May 2015)
	Architect	Form Architect Planning Co., Ltd.
	Constructor	Goda Komuten Co., Ltd.
	Building inspection agency	Housing Loan Progress Association
Area (Note 1)	Land	326.02 m2 (98.62 tsubo) (Note 3)
	Building	1,401.32 m2 (423.89 tsubo)
Type of ownership	Land	Ownership
	Building	Ownership
	Building coverage ratio	100% (Note 4)
	Floor area ratio	400%
	Collateral	None
	Property management company	Nomura Real Estate Partners, Co., Ltd. (Note 5)
	Notes	The property management company and master lease company, Nomura Real Estate Partners, Co., Ltd. is considered a Related Party under the Law Concerning Investment Trust Law.
	Acquisition price (scheduled)	¥720 million
	Appraisal value and method	¥723 million (Based on the capitalization approach as of May 1, 2015) (Appraiser: Japan Real Estate Institute)
	Appraisal NOI (Note 6)	¥35.1 million
Leasing status (as of May 27, 2015) (Note 7)
	Total number of tenants	1
	Total rental income	¥47 million
	Security deposits	¥6 million
	Occupancy rate	100.0%
	Total leased floor space	1,192.07 m2 (360.60 tsubo)
	Total leasable floor space	1,192.07 m2 (360.60 tsubo)
	Occupancy rates in the past (Note 8)	February 28, 2011	February 29, 2012	February 28, 2013	February 28, 2014	February 28, 2 015
		－	－	－	－	100.0%
(Note 1)	Location (registry) and Several Other Items
“Location (registry)”, “Completion Date”, “Use”, “Structure” and “Area” are based on the information in the real estate registry.
(Note 2)	PML (Probable Maximum Loss)
PML shows the probable losses caused by a major earthquake, as a percentage of the expected recovery cost to the replacement cost. PML is calculated based on the statistical assumption that within next 475 years there is a 0.211% annual chance (10% probability of once every 50 years, i.e., average life time of buildings) of major earthquake occurring.

(Note 3)	Site area
The site area includes a portion of approximately 1.8 m2 deemed as a road under Article 42-2 of the Building Standards Act.
(Note 4)	Building coverage ratio
The Property is located in a commercial district where the building coverage ratio is 80% in principle. As the building is fire resistant in a fire zone, however, an increased ratio of 100% applies.
(Note 5)	Property Management Company
Refers to the Property Management Company that is scheduled to be appointed.
(Note 6)	Appraisal NOI
“Appraisal NOI” indicates the annual NOI (operating income-operating expenses) described in the real estate appraisal report with May 1, 2015 as the appraisal date.
(Note 7)	Leasing Status
The New Investment Corporation plans to conclude, simultaneously with the acquisition of the Property, a master lease agreement, under which the building of the Property will be collectively leased for the purpose of subleasing, with Nomura Real Estate Partners, Co., Ltd. The master lease agreement is “pass-through scheme” where Nomura Real Estate Partners, Co., Ltd., the master lease company, pays the same amount as the total sum of the rent based on the lease agreement which the master lease company has concluded with each end tenant to the New Investment Corporation. The items in the above chart are indicated based on the following assumptions.
“Total Number of Tenants” is counted as one since all of a rental room is collectively leased for the purpose of subleasing and the lessee in the lease agreement (master lease agreement) has concluded an agreement with the end tenant for subleasing the rental room.
“Total Rent Income” is the amount obtained by multiplying the monthly rent stated the lease agreement with end tenants actually leasing the building of the Property as of today by 12 (rounded down to the nearest million yen).
“Security Deposits” indicates the amount of security deposits, etc. stated in the aforementioned lease agreement (rounded down the nearest million yen).
“Total Leased Floor Space” indicates the floor space that is being leased to end tenants as of today.
(Note 8)	Occupancy Rates in the Past
Based on the information from the seller.

4.	Seller Profile

Company name	Nomura Real Estate Development, Co., Ltd.
Head office	1-26-2 Nishi-Shinjuku, Shinjuku Ward, Tokyo
Representative	Seiichi Miyajima, President & CEO
Principal business	Real Estate Business
Capital	2,000,000 thousand yen (as of April 1, 2014)
Established	April 15, 1957
Relationship with the absorbed investment corporations and/or NREAM
Capital
The seller holds investment units of the absorbed investment corporations.
NMF:5.27% (as of February 28, 2015)
NOF:4.10% (as of April 30, 2015)
NRF:9.48% (as of November 31, 2014)
The said company is a wholly owned subsidiary of NREHD, which holds 100% ownership of NREAM, and falls under the definition of a related party as defined in the Investment Trusts Act

Personnel	The Asset Management Company’s employees and officers are dispatched from the said company.
Transaction
The seller is the property management company of the absorbed investment corporations and the lessee, etc. of real estate owned by the absorbed investment corporations. Moreover, the Asset Management Company concluded an agreement on provision of information and a basic agreement on leasing value chain with the said company.

Status of related parties
The said company does not fall under the definition of a related party of the absorbed investment corporations. However, as stated above, the said company is a related party of the Asset Management Company as it is a fellow subsidiary

5.	Status of Owners (Same for all of Assets to be Acquired )

Status of owners	Current owner and trustee	Previous owner and trustee
Company name	Nomura Real Estate Development, Co., Ltd.	－
Relationship with parties with special interest	Please refer to “4. Seller Profile” above	－
Backgrounds/reasons of acquisition, etc.	Development purpose	－
Acquisition price (including other expenses)	－	－
Acquisition date	－	－

6.	Brokerage Profile

No brokers were involved in the transaction for the Assets to be Acquired.

7.	Transaction with Related Parties

(1)	Transaction concerning Assets to be Acquired (Scheduled)

The transaction concerning the Assets to be Acquired is transaction with related parties under the Investment Trust Law as mentioned above. The Asset Management Company determined the acquisition of the Property, acquisition price and other terms and conditions of the transaction pursuant to the restrictions and formalities concerning the transactions with related party as set forth in the Investment Trust Law and the Asset Management Company’s bylaws and duly authorized by the Compliance Committee and Investment Committee in the Asset Management Company.

(2)	Transaction concerning Property Management Services for NRE Kichijoji Building

The property management company of the NRE Kichijoji Building, GEO-AKAMATSU Co., Ltd. is Related Party under the Investment Trust Law. Nomura Master Fund and the Asset Management Company determined the consignment and the terms and conditions of the transaction, including the fees, etc., pursuant to the restrictions and formalities concerning the transactions with related party as set forth in the Investment Trust Law and the Asset Management Company’s bylaws and duly authorized by the Compliance Committee and Investment Committee in the Asset Management Company.

(3)	Transaction concerning Property Management Services and Master Lease for GEMS Ichigaya

The property management company and master lease company of the GEMS Ichigaya, GEO-AKAMATSU Co., Ltd. is Related Party under the Investment Trust Law. Nomura Master Fund and the Asset Management Company determined the consignment and the terms and conditions of the transaction, including the fees, etc., pursuant to the restrictions and formalities concerning the transactions with related party as set forth in the Investment Trust Law and the Asset Management Company’s bylaws and duly authorized by the Compliance Committee and Investment Committee in the Asset Management Company.

(4)	Transaction concerning Property Management Services and Master Lease for PMO Tamachi, PMO Ginza Hatchome and PMO Shibakoen

The property management company and master lease company of the PMO Tamachi, PMO Ginza Hatchome and PMO Shibakoen, Nomura Real Estate Development Co., Ltd. is Related Party under the Investment Trust Law. Nomura Master Fund and the Asset Management Company determined the consignment and the terms and conditions of the transaction, including the fees, etc., pursuant to the restrictions and formalities concerning the transactions with related party as set forth in the Investment Trust Law and the Asset Management Company’s bylaws and duly authorized by the Compliance Committee and Investment Committee in the Asset Management Company.

(5)	Transaction concerning Property Management Services and Master Lease for PROUD FLAT Hatchobori and PROUD FLAT Itabashi Honcho

The property management company and master lease company of the PROUD FLAT Hatchobori and POURD FLAT Itabashi Honcho, Nomura Real Estate Partners Co., Ltd. is Related Party under the Investment Trust Law. Nomura Master Fund and the Asset Management Company determined the consignment and the terms and conditions of the transaction, including the fees, etc., pursuant to the restrictions and formalities concerning the transactions with related party as set forth in the Investment Trust Law and the Asset Management Company’s bylaws and duly authorized by the Compliance Committee and Investment Committee in the Asset Management Company.

8.	Form of Payment, etc.

(1)	Form of Payment

At the time of the settlement of the Assets to be Acquired, the New Investment Corporation plans a package payment of the whole acquisition price through borrowings.

(2)	Impact on the New Investment Corporation’s Financial Status in Case of Failure of the Forward Commitment, etc.

The agreement on purchase and sale of real estate concerning the Assets to be Acquired and the agreement on purchase and sale of trust beneficiary interest in real estate (collectively, the “Agreement”) falls into the Forward Commitment, etc., (Note) as set forth in the Comprehensive Guideline for Supervision of Financial Instruments Business Operators set by the Financial Services Agency. Scheduled details of the cancellation clauses are as follows. The Agreement carries suspensive conditional clauses stating that the transaction be executed only when procurement of required funds through borrowings by the buyer is reasonably expected. Please refer to “(3) Suspensive conditional clauses” below for suspensive conditional clauses for the Agreement

1)
In case there are any significant violations concerning the provisions of the agreement on purchase and sale of the Assets to be Acquired by the seller or the purchaser (the party hereto, the “defaulting party”), the other party can urge the defaulting party to fulfill the obligation fixing a period of time. When the defaulting party does not correct the violations within that time limit, the other party may cancel the agreement on purchase and sale of the Assets to be Acquired.

2)	In case of the cancellation of the Agreement, the other party may make a claim for the penalty equivalent to 20% of the sales price to the defaulting party.

3)	However, the preceding item shall preclude the claim for damages exceeding the penalty of 20% of the sales price.

(Note)
The forward commitment, etc., refers to postdated sale agreements where the conclusion and delivery of the property is scheduled over one month ahead of the contract date, and other similar agreements.

(3) Suspensive conditional clauses

Under each sale and purchase agreement, the sale and purchase transaction shall be executed on the condition that the raising of funds necessary for the acquisition of the Assets to be Acquired are reasonably estimated to be fulfilled through loans by the purchaser (meaning the New Investment Corporation to whom the status and the rights and obligations of each Consolidated Investment Corporation under the relevant sale and purchase agreement are transferred; the same shall apply hereinafter).  In the event that the transaction fails due to the above-mentioned conditions precedent not being met, the sale and purchase agreement will automatically terminate and the seller may not claim compensation from the purchaser for any damage, loss or cost arising in relation to the execution or lapse of the agreement.

In addition, since the acquisition of each of the Assets to be Acquired is subject to the Merger coming into effect, if the Merger fails to come into effect, the relevant sale and purchase agreement automatically terminates and the Assets to be Acquired will not be acquired by each Consolidated Investment Corporation.  In such occasion, the seller and the purchaser may not claim compensation for any damage, loss or cost (including legal fees) arising in relation to the execution or lapse of the sale and purchase agreement.

9.	Forecasts of Financial Results

For the details of forecasts of financial results for the fiscal period ending February 29, 2016 (October 1, 2015 to February 29, 2016) and the fiscal period ending August 31, 2016 (March 1, 2016 to August 31, 2016) with the acquisition of Assets to be Acquired factored in, please refer to “Notice Concerning Forecasts of Financial Results for the Fiscal Period Ending February 29, 2016 and the Fiscal Period Ending August 31, 2016 following the Merger between Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc.” announced today.

10.	Appraisal Summary

Property Name	NRE Kichijoji Building

Appraisal Value	¥5,330,000,000
Appraiser	Daiwa Real Estate Appraisal Corporation
Appraisal Date	May 1, 2015
(Yen)
Item	Amount or percentage	Grounds
Capitalization approach price	5,330,000,000	In calculating, both the discount cash flow approach and the direct capitalization approach are taken into account.
Price calculated by the direct capitalization approach	5,410,000,000	Calculated by capitalization rate based on a net revenue of the stable mid-to-long term
(1) Operating income (a)-(b)	Undisclosed	(Note)
(a) Gross rental income	Undisclosed
(b) Losses due to vacancies, etc.	Undisclosed
(2) Operating expenses	Undisclosed
Maintenance	Undisclosed
Utilities costs	Undisclosed
Repair costs	Undisclosed
Property Management fees	Undisclosed
Advertisement for leasing, etc.	Undisclosed
Taxes	Undisclosed
Insurance premium	Undisclosed
Other expenses	Undisclosed
(3) Net operating income from leasing business (NOI=(1)-(2))	232,746,941
(4) Profit through management of temporary deposits, etc.	Undisclosed	(Note)
(5) Capital Expenditure Reserve	Undisclosed
(6) Net Cash Flow (NCF=(3)＋(4)－(5))	233,105,052
(7) Capitalization rate	4.3％	Assumed based on the Property’s geographical and building conditions comprehensively
Price calculated by the Discounted Cash Flow Approach	5,300,000,000
Discount rate	4.1％	Assumed based on the yield on investment of similar buildings etc., and characteristics of the Property
Terminal capitalization rate	4.5％
Assumed based on the yield on investment of similar buildings, the future movement of the yield on investment, risks of the Property as a preferred investment, general forecasts of economic growth rate, and price trends of the real estate and rents

Cost Approach Price	4,420,000,000
Ratio of land	80.0％
Ratio of building	20.0％

Matters noted in reconciliation of indicated value and determination of appraisal value
By judging that the same supply-demand zone of the subject property is mainly the commercial district around Kichijoji Station as well as other commercially active areas in Tokyo including Omotesando, Shinjuku, Shibuya, Ikebukuro, Shimokitazawa and Jiyugaoka, the most effective use of the Property was determined, taking into account the competitiveness of the subject property in the leasing market and the transaction market, to be continuing the current use as a retail building.

(Note)
The Property is occupied only by a tenant who is a third party not having a special interest relationship with the Fund or the Asset Management Company. Thus information on these items have not been disclosed since the lease conditions may be assumed by such and negatively affect the Fund’s competitiveness and possibly undermining the interests of the unitholders. Furthermore, the information is not disclosed as consent has not been obtained from the tenant.

Property Name	GEMS Ichigaya

Appraisal Value	¥2,090,000,000
Appraiser	Daiwa Real Estate Appraisal Corporation
Appraisal Date	May 1, 2015
(Yen)
Item	Amount or percentage	Grounds
Capitalization approach price	2,090,000,000	In calculating, both the discount cash flow approach and the direct capitalization approach are taken into account.
Price calculated by the direct capitalization approach	2,100,000,000	Calculated by capitalization rate based on a net revenue of the stable mid-to-long term
(1) Operating income (a)-(b)	151,483,631
(a) Gross rental income	155,241,240	Assumed based on the rent standard, which is deemed stable for mid-to-long term
(b) Losses due to vacancies, etc.	3,757,609	Assumed based on the stable mid-to-long term occupancy rate
(2) Operating expenses	63,990,479
Maintenance	9,940,200	Assumed based on the scheduled maintenance costs and the estimated amount of a similar building of the Property
Utilities costs	34,768,000	Assumed based on historical data of similar properties taking into account the occupancy rate of leased space, etc.
Repair costs	500,520	Assumed based on average annual repair costs of the Engineering Report and the estimated amount of a similar building of the Property
Property management fees	3,459,973	Assumed based on current fees and fees of similar properties, etc.
Advertisement for leasing, etc.	961,104	Assumed based on the annual average of the perceived turnover period of the lessee with reference to current PM contract.
Taxes	8,771,600	Allocated based on tax base amount in 2015 tax year.
Insurance premium	125,510	Assumed based on the insurance premium and the estimated amount, etc., of a similar building
Other expenses	5,463,572	Assumed merchandising expenses and other expenses based on historical data.
(3) Net operating income from leasing business (NOI=(1)-(2))	87,493,152
(4) Profit through management of temporary deposits, etc.	1,918,492	Assume interest rate 2.0% p.a.
(5) Capital Expenditure Reserve	1,251,300
Assumed, with assumption that reserve will be accumulated on average every period, considering capital expenditure reserve levels of similar properties, building age and average annual repair costs stated in the Engineering Report.

(6) Net Cash Flow (NCF=(3)＋(4)－(5))	88,160,344
(7) Capitalization rate	4.2％	Assumed based on the Property’s geographical and building conditions comprehensively
Price calculated by the Discounted Cash Flow Approach	2,080,000,000
Discount rate	4.0％	Assumed based on the yield on investment of similar buildings etc., and characteristics of the Property
Terminal capitalization rate	4.4％
Assumed based on the yield on investment of similar buildings, the future movement of the yield on investment, risks of the Property as a preferred investment, general forecasts of economic growth rate, and price trends of the real estate and rents

Cost Approach Price	2,160,000,000
Ratio of land	78.6％
Ratio of building	21.4％

Matters noted in reconciliation of indicated value and determination of appraisal value
By judging that the same supply-demand zone of the subject property are the commercial districts in Chiyoda Ward, where the subject property is located, and other neighboring wards, the most effective use of the Property was determined, taking into account the competitiveness of the subject property in the leasing market and the transaction market, to be continuing the current use as a high-rise retail building.

Property Name	PMO Tamachi

Appraisal Value	¥6,400,000,000
Appraiser	Japan Real Estate Institute
Appraisal Date	May 1, 2015
(Yen)
Item	Amount or percentage	Grounds
Capitalization approach price	6,400,000,000	Estimated by combining the appraisal values under the direct capitalization method and the DCF method
Price calculated by the direct capitalization approach	6,510,000,000	Calculated by capitalization rate based on a net revenue of the stable mid-to-long term
(1) Operating income (a)-(b)	340,271,000
(a) Gross rental income	354,781,000	Assumed based on the rent standard, which is deemed stable for mid-to-long term
(b) Losses due to vacancies, etc.	14,510,000	Assumed based on the stable mid-to-long term occupancy rate
(2) Operating expenses	86,121,000
Maintenance	21,254,000	Assumed based on the scheduled maintenance costs and the estimated amount of a similar building of the Property
Utilities costs	18,400,000	Assumed based on historical data of similar properties taking into account the occupancy rate of leased space, etc.
Repair costs	1,782,000	Assumed based on average annual repair costs of the Engineering Report and the estimated amount of a similar building of the Property
Property management fees	8,507,000	Assumed based on planned fees and fees of similar properties.
Advertisement for leasing, etc.	2,717,000	Assumed based on the annual average of the perceived turnover period of the lessee
Taxes	33,201,000	Allocated based on assessed value of property taxes, etc. in 2015 tax year.
Insurance premium	260,000	Assumed based on the insurance premium and the estimated amount, etc., of a similar building
Other expenses	0	None
(3) Net operating income from leasing business (NOI=(1)-(2))	254,150,000
(4) Profit through management of temporary deposits, etc.	4,256,000	Assume interest rate 2.0% p.a.
(5) Capital Expenditure Reserve	4,370,000
Assumed, with assumption that reserve will be accumulated on average every period, considering capital expenditure reserve levels of similar properties, building age and average annual repair costs stated in the Engineering Report.

(6) Net Cash Flow (NCF=(3)＋(4)－(5))	254,036,000
(7) Capitalization rate	3.9％	Assumed based on the Property’s geographical and building conditions comprehensively
Price calculated by the Discounted Cash Flow Approach	6,280,000,000
Discount rate	3.7％	Assumed based on the yield on investment of similar buildings etc., and characteristics of the Property
Terminal capitalization rate	4.1％
Assumed based on the yield on investment of similar buildings, the future movement of the yield on investment, risks of the Property as a preferred investment, general forecasts of economic growth rate, and price trends of the real estate and rents

Cost Approach Price	5,890,000,000
Ratio of land	77.0％
Ratio of building	23.0％

Matters noted in reconciliation of indicated value and determination of appraisal value
The location of the subject property features rarity as it is close to the subway Mita Station as well as to JR Tamachi Station, thus offering excellent transportation convenience. Other favorable location factors include its location being along National Route 15 (Daiichi Keihin) and right in front of a pedestrian bridge from the JR station, thus securing high visibility.
Furthermore, the subject property is designed as a high-value-added office building of recent construction and has better building quality and a higher level of equipment compared to other same-scale office buildings.
The appraisal value was determined taking into consideration the above factors.

Property Name	PMO Ginza Hatchome

Appraisal Value	¥4,130,000,0000
Appraiser	Japan Real Estate Institute
Appraisal Date	May 1, 2015
(Yen)
Item	Amount or percentage	Grounds
Capitalization approach price	4,130,000,000	Estimated by combining the appraisal values under the direct capitalization method and the DCF method
Price calculated by the direct capitalization approach	4,200,000,000	Calculated by capitalization rate based on a net revenue of the stable mid-to-long term
(1) Operating income (a)-(b)	205,209,000
(a) Gross rental income	213,759,000	Assumed based on the rent standard, which is deemed stable for mid-to-long term
(b) Losses due to vacancies, etc.	8,550,000	Assumed based on the stable mid-to-long term occupancy rate
(2) Operating expenses	46,327,000
Maintenance	11,473,000	Assumed based on the scheduled maintenance costs and the estimated amount of a similar building of the Property
Utilities costs	9,500,000	Assumed based on historical data of similar properties taking into account the occupancy rate of leased space, etc.
Repair costs	1,109,000	Assumed based on average annual repair costs of the Engineering Report and the estimated amount of a similar building of the Property
Property management fees	5,130,000	Assumed based on planned fees and fees of similar properties.
Advertisement for leasing, etc.	1,636,000	Assumed based on the annual average of the perceived turnover period of the lessee
Taxes	16,062,000	Allocated based on tax base amount in 2015 tax year.
Insurance premium	157,000	Assumed based on the insurance premium and the estimated amount, etc., of a similar building
Other expenses	1,260,000	Allocated remote place parking-lot expenses
(3) Net operating income from leasing business (NOI=(1)-(2))	158,882,000
(4) Profit through management of temporary deposits, etc.	3,271,000	Assume interest rate 2.0% p.a.
(5) Capital Expenditure Reserve	2,720,000
Assumed, with assumption that reserve will be accumulated on average every period, considering capital expenditure reserve levels of similar properties, building age and average annual repair costs stated in the Engineering Report.

(6) Net Cash Flow (NCF=(3)＋(4)－(5))	159,433,000
(7) Capitalization rate	3.8％	Assumed based on the Property’s geographical and building conditions comprehensively
Price calculated by the Discounted Cash Flow Approach	4,050,000,000
Discount rate	3.6％	Assumed based on the yield on investment of similar buildings etc., and characteristics of the Property
Terminal capitalization rate	4.0％
Assumed based on the yield on investment of similar buildings, the future movement of the yield on investment, risks of the Property as a preferred investment, general forecasts of economic growth rate, and price trends of the real estate and rents

Cost Approach Price	3,760,000,000
Ratio of land	77.6％
Ratio of building	22.4％

Matters noted in reconciliation of indicated value and determination of appraisal value
The Ginza area, where the subject property is located, is Japan’s representative commercial area. The area also holds strong appeal as a for-office location due to its high name recognition. In addition, the area boasts excellent transportation convenience having multiple lines and stations, such as JR Shimbashi Station, available for use.
Furthermore, the subject property is a relatively new office building designed as a high-value-added office building and has better building quality and a higher level of equipment compared to other same-scale office buildings.
The appraisal value was determined taking into consideration the above factors.

Property Name	PMO Shibakoen

Appraisal Value	¥3,950,000,000
Appraiser	Japan Real Estate Institute
Appraisal Date	May 1, 2015
(Yen)
Item	Amount or percentage	Grounds
Capitalization approach price	3,950,000,000	Estimated by combining the appraisal values under the direct capitalization method and the DCF method
Price calculated by the direct capitalization approach	3,990,000,000	Calculated by capitalization rate based on a net revenue of the stable mid-to-long term
(1) Operating income (a)-(b)	218,638,000
(a) Gross rental income	227,928,000	Assumed based on the rent standard, which is deemed stable for mid-to-long term
(b) Losses due to vacancies, etc.	9,290,000	Assumed based on the stable mid-to-long term occupancy rate
(2) Operating expenses	54,377,000
Maintenance	13,809,000	Assumed based on the scheduled maintenance costs and the estimated amount of a similar building of the Property
Utilities costs	12,200,000	Assumed based on historical data of similar properties taking into account the occupancy rate of leased space, etc.
Repair costs	1,339,000	Assumed based on average annual repair costs of the Engineering Report and the estimated amount of a similar building of the Property
Property management fees	5,466,000	Assumed based on planned fees and fees of similar properties.
Advertisement for leasing, etc.	1,726,000	Assumed based on the annual average of the perceived turnover period of the lessee
Taxes	19,645,000	Allocated based on assessed value of property taxes, etc. in 2015 tax year.
Insurance premium	192,000	Assumed based on the insurance premium and the estimated amount, etc., of a similar building
Other expenses	0	None
(3) Net operating income from leasing business (NOI=(1)-(2))	164,261,000
(4) Profit through management of temporary deposits, etc.	2,740,000	Assume interest rate 2.0% p.a.
(5) Capital Expenditure Reserve	3,290,000
Assumed, with assumption that reserve will be accumulated on average every period, considering capital expenditure reserve levels of similar properties, building age and average annual repair costs stated in the Engineering Report.

(6) Net Cash Flow (NCF=(3)＋(4)－(5))	163,711,000
(7) Capitalization rate	4.1％	Assumed based on the Property’s geographical and building conditions comprehensively
Price calculated by the Discounted Cash Flow Approach	3,910,000,000
Discount rate	3.9％	Assumed based on the yield on investment of similar buildings etc., and characteristics of the Property
Terminal capitalization rate	4.3％
Assumed based on the yield on investment of similar buildings, the future movement of the yield on investment, risks of the Property as a preferred investment, general forecasts of economic growth rate, and price trends of the real estate and rents

Cost Approach Price	3,820,000,000
Ratio of land	72.9％
Ratio of building	27.1％

Matters noted in reconciliation of indicated value and determination of appraisal value
The area, where the subject property stands, is located in the area surrounding the historic “Zojoji” and “Shibakoen,” having an excellent environment with abundant greenery for a place in central Tokyo. It also boasts accessibility to the nearest station, Onarimon, with a one-minute walk, as well as satisfying transportation convenience that is demanded by office buildings in central Tokyo with Daimon Station and Hamamatsucho Station within walking distance.
Furthermore, the subject property is a relatively new office building designed as a high-value-added office building and has better building quality and a higher level of equipment compared to other same-scale office buildings.
The appraisal value was determined taking into consideration the above factors.

Property Name	PROUD FLAT Hatchobori

Appraisal Value	¥923,000,000
Appraiser	Japan Real Estate Institute
Appraisal Date	May 1, 2015
(Yen)
Item	Amount or percentage	Grounds
Capitalization approach price	923,000,000	Estimated by combining the appraisal values under the direct capitalization method and the DCF method
Price calculated by the direct capitalization approach	936,000,000	Calculated by capitalization rate based on a net revenue of the stable mid-to-long term
(1) Operating income (a)-(b)	52,929,000
(a) Gross rental income	55,715,000	Assumed based on the rent standard, which is deemed stable for mid-to-long term
(b) Losses due to vacancies, etc.	2,786,000	Assumed based on the stable mid-to-long term occupancy rate
(2) Operating expenses	10,968,000
Maintenance	2,168,000	Assumed based on the scheduled maintenance costs and the estimated amount of a similar building of the Property
Utilities costs	500,000	Assumed based on historical data of similar properties taking into account the occupancy rate of leased space, etc.
Repair costs	751,000	Assumed based on average annual repair costs of the Engineering Report and the estimated amount of a similar building of the Property
Property management fees	1,523,000	Assumed referring to fees based on current contract and fees of similar properties, etc.
Advertisement for leasing, etc.	2,713,000	Assumed based on the annual average of the perceived turnover period of the lessee
Taxes	3,263,000	Allocated based on tax base amount in 2015 tax year.
Insurance premium	50,000	Assumed based on the insurance premium and the estimated amount, etc., of a similar building
Other expenses	0	None
(3) Net operating income from leasing business (NOI=(1)-(2))	41,961,000
(4) Profit through management of temporary deposits, etc.	118,000	Assume interest rate 2.0% p.a.
(5) Capital Expenditure Reserve	911,000
Assumed, with assumption that reserve will be accumulated on average every period, considering capital expenditure reserve levels of similar properties, building age and average annual repair costs stated in the Engineering Report.

(6) Net Cash Flow (NCF=(3)＋(4)－(5))	41,168,000
(7) Capitalization rate	4.4％	Assumed based on the Property’s geographical and building conditions comprehensively
Price calculated by the Discounted Cash Flow Approach	910,000,000
Discount rate	4.2％	Assumed based on the yield on investment of similar buildings etc., and characteristics of the Property
Terminal capitalization rate	4.6％
Assumed based on the yield on investment of similar buildings, the future movement of the yield on investment, risks of the Property as a preferred investment, general forecasts of economic growth rate, and price trends of the real estate and rents

Cost Approach Price	960,000,000
Ratio of land	72.4％
Ratio of building	27.6％

Matters noted in reconciliation of indicated value and determination of appraisal value
The subject property stands in an area which is within a 5-minute walk from Hatchobori Station on the Tokyo Metro Hibiya Line, JR Keiyo Line and from Kayabacho Station on the Tokyo Metro Hibiya Line/Tozai Line, boasting excellent transportation convenience. The subject property is a property of recent construction designed as a rental apartment for singles, and its building quality and level of equipment compare well with other same-scale rental apartments.
The appraisal value was determined taking into consideration the above factors.

Property Name	Proud Flat Itabashi Honcho

Appraisal Value	¥723,000,000
Appraiser	Japan Real Estate Institute
Appraisal Date	May 1, 2015
(Yen)
Item	Amount or percentage	Grounds
Capitalization approach price	723,000,000	Estimated by combining the appraisal values under the direct capitalization method and the DCF method
Price calculated by the direct capitalization approach	726,000,000	Calculated by capitalization rate based on a net revenue of the stable mid-to-long term
(1) Operating income (a)-(b)	45,522,000
(a) Gross rental income	48,350,000	Assumed based on the rent standard, which is deemed stable for mid-to-long term
(b) Losses due to vacancies, etc.	2,828,000	Assumed based on the stable mid-to-long term occupancy rate
(2) Operating expenses	10,412,000
Maintenance	2,024,000	Assumed based on the scheduled maintenance costs and the estimated amount of a similar building of the Property
Utilities costs	750,000	Assumed based on historical data of similar properties taking into account the occupancy rate of leased space, etc.
Repair costs	958,000	Assumed based on average annual repair costs of the Engineering Report and the estimated amount of a similar building of the Property
Property management fees	1,290,000	Assumed referring to fees based on current contract and fees of similar properties, etc.
Advertisement for leasing, etc.	1,864,000	Assumed based on the annual average of the perceived turnover period of the lessee
Taxes	3,464,000	Allocated based on tax base amount in 2015 tax year.
Insurance premium	62,000	Assumed based on the insurance premium and the estimated amount, etc., of a similar building
Other expenses	0	None
(3) Net operating income from leasing business (NOI=(1)-(2))	35,110,000
(4) Profit through management of temporary deposits, etc.	108,000	Assume interest rate 2.0% p.a.
(5) Capital Expenditure Reserve	1,094,000
Assumed, with assumption that reserve will be accumulated on average every period, considering capital expenditure reserve levels of similar properties, building age and average annual repair costs stated in the Engineering Report.

(6) Net Cash Flow (NCF=(3)＋(4)－(5))	34,124,000
(7) Capitalization rate	4.7％	Assumed based on the Property’s geographical and building conditions comprehensively
Price calculated by the Discounted Cash Flow Approach	720,000,000
Discount rate	4.5％	Assumed based on the yield on investment of similar buildings etc., and characteristics of the Property
Terminal capitalization rate	4.9％
Assumed based on the yield on investment of similar buildings, the future movement of the yield on investment, risks of the Property as a preferred investment, general forecasts of economic growth rate, and price trends of the real estate and rents

Cost Approach Price	702,000,000
Ratio of land	50.0％
Ratio of building	50.0％

Matters noted in reconciliation of indicated value and determination of appraisal value
The subject property is located in an area with favorable transportation convenience having Itabashi Honcho Station on the Toei Subway Mita Line reachable in a three-minute walk. The subject property is a property of recent construction comprised mainly of rooms for single or small-numbered households, and its building quality and level of equipment compare well with other same-scale rental apartments.
The appraisal value was determined taking into consideration the above factors.

【Exhibits】

Exhibit 1	Portfolio of the New Investment Corporation after Acquisition of the Property
Exhibit 2	Photo of the Assets to be Acquired
Exhibit 3	Map of the Assets to be Acquired

Exhibit 1
Portfolio of the New Investment Corporation after Acquisition of the Property
<Acquired Assets>
Use	Area	Property name	Location	Acquisition price (Scheduled) (million yen)(Note1)	Investment Rate (Scheduled)
Logistics
Greater Tokyo area	Landport Urayasu	Urayasu City, Chiba	17,400	2.2
	Landport Itabashi	Itabashi Ward, Tokyo	15,710	2.0
	Landport Kawagoe	Kawagoe City, Saitama	13,700	1.7
	Landport Atsugi	Atsugi City, Kanagawa	11,410	1.4
	Sagamihara Tana Logistics Center	Chuo Ward, Sagamihara City	10,600	1.3
	Sagamihara Onodai Logistics Center	Minami Ward, Sagamihara City	8,700	1.1
	Landport Hachioji	Hachioji City, Tokyo	8,250	1.0
	Landport Kasukabe	Kasukabe City, Saitama	7,340	0.9
	Funabashi Logistics Center	Funabashi City, Chiba	4,660	0.6
	Atsugi Minami Logistics Center B Tower	Atsugi City, Kanagawa	4,590	0.6
	Hanyu Logistics Center	Hanyu City, Saitama	3,810	0.5
	Kawaguchi Logistics Center B Tower	Kawaguchi City, Saitama	3,750	0.5
	Kawaguchi Logistics Center A Tower	Kawaguchi City, Saitama	2,830	0.4
	Atsugi Minami Logistics Center A Tower	Atsugi City, Kanagawa	2,690	0.3
Other areas	Ota Nitta Logistics Center	Ota City, Gunma	3,430	0.4
	Ota Higashishinmachi Logistics Center	Ota City, Gunma	2,170	0.3
	Ota Kiyohara Logistics Center	Ota City, Gunma	650	0.1
	Chiyodamachi Logistics Center	Oura-Gun, Gunma	330	0.0
Logistics subtotal （ 18 ）			122,020	15.2
Retail
Greater Tokyo area	Morisia Tsudanuma	Narashino City, Chiba	16,600	2.1
	Yokosuka More’s City	Yokosuka City,Kanagawa	13,640	1.7
	Recipe SHIMOKITA	Setagaya Ward, Tokyo	10,407	1.3
	Kawasaki More’s	Kawasaki Ward, Kawasaki City	6,080	0.8
	EQUINIA Shinjuku	Shinjuku Ward, Tokyo	4,260	0.5
	EQUINA Ikebukuro	Toshima Ward, Tokyo	3,990	0.5
	covirna machida	Machida City, Tokyo	3,440	0.4
	Nitori Makuhari	Mihama Ward, Chiba City	3,080	0.4
	Konami Sports Club Fuchu	Fuchu City, Tokyo	2,730	0.3
	FESTA SQUARE	Iwatsuki Ward, Saitama City	2,600	0.3
	GEMS Shibuya	Shibuya Ward, Tokyo	2,490	0.3
	Sundai Azamino	Aoba Ward, Yokohama City	1,700	0.2
	EQUINIA Aobadai	Aoba Ward, Yokohama City	1,560	0.2
	Megalos Kanagawa	Kanagawa Ward, Yokohama City	1,000	0.1

Use	Area	Property name	Location	Acquisition price (Scheduled) (million yen)(Note1)	Investment Rate (Scheduled)
Retail
Kinki area	Universal CityWalk Osaka	Konohana Ward, Osaka City	15,500	1.9
	Izumiya Senrioka	Suita City, Osaka	8,930	1.1
	Merad Owada	Nishiyodogawa Ward, Osaka City	6,640	0.8

	Izumiya Yao	Yao City, Osaka	4,406	0.5
	Izumiya Obayashi	Takarazuka City, Hyogo	3,020	0.4
Other areas	Ichibancho stear	Aoba Ward, Sendai City	4,700	0.6
	EQUINIA Aobadori	Aoba Ward, Sendai City	1,640	0.2
Retail (land with leasehold right)
Greater Tokyo area	Mitsubishi Motors Meguro	Meguro Ward, Tokyo	2,740	0.3
	Mitsubishi Motors Chofu	Chofu City, Tokyo	1,760	0.2
	Mitsubishi Motors Shibuya	Shibuya Ward, Tokyo	1,570	0.2
	Mitsubishi Motors Nerima	Nerima Ward, Tokyo	1,240	0.2
	Mitsubishi Motors Kawasaki	Saiwai Ward, Kawasaki City	950	0.1
	Mitsubishi Motors Takaido	Suginami Ward, Tokyo	850	0.1
	Mitsubishi Motors Katsushika	Katsushika Ward, Tokyo	800	0.1
	Mitsubishi Motors Higashikurume	Higashikurume City, Tokyo	800	0.1
	Mitsubishi Motors Setagaya	Setagaya Ward, Tokyo	770	0.1
	Mitsubishi Motors Suginami	Suginami Ward, Tokyo	740	0.1
	Mitsubishi Motors Sekimachi	Nerima Ward, Tokyo	600	0.1
	Mitsubishi Motors Higashiyamato	Higashiyamato City, Tokyo	450	0.1
	Mitsubishi Motors Motosumiyoshi	Takatsu Ward, Kawasaki City	370	0.0
	Mitsubishi Motors Kawagoe	Kawagoe City, Saitama	350	0.0
	Mitsubishi Motors Edogawa	Edogawa Ward, Tokyo	200	0.0
	Mitsubishi Motors Sayama	Sayama City, Saitama	160	0.0
Retail subtotal （ 37 ）			132,763	16.5
Total （ 55 ）			254,783	31.8

Area	Property name	Location	Acquisition price (Scheduled) (million yen)(Note1)
Kinki area	Godo Kaisha Osaka Hirakata Project Silent Partnership Equity Interest	Hirakata City, Osaka	100

Use	Area	Property name	Location	Acquisition price (Scheduled) (million yen)(Note1)	Investment Rate (Scheduled)
Office
	Central Tokyo	Shinjuku Nomura Bldg.	Shinjuku Ward, Tokyo	43,800	5.5
		NRE Tennozu Bldg.	Shinagawa Ward, Tokyo	20,100	2.5
		Kojimachi Millennium Garden	Chiyoda Ward, Tokyo	26,700	3.3
		NOF Nihonbashi Honcho Bldg.	Chuo Ward, Tokyo	21,800	2.7
		Tennozu Park Side Bldg.	Shinagawa Ward, Tokyo	13,100	1.6
		NOF Shinjuku Minamiguchi Bldg.	Shibuya Ward, Tokyo	9,790	1.2
		NOF Shibuya Koen-dori Bldg.	Shibuya Ward, Tokyo	10,100	1.3
		Secom Medical Bldg.	Chiyoda Ward, Tokyo	11,100	1.4
		NOF Shiba Bldg.	Minato Ward, Tokyo	6,920	0.9
		Nishi-Shinjuku Showa Bldg.	Shinjuku Ward, Tokyo	8,020	1.0
		NRE Shibuya Dogenzaka Bldg.	Shibuya Ward, Tokyo	4,710	0.6
		NOF Tameike Bldg.	Minato Ward, Tokyo	6,020	0.8
		Iwamoto-cho Toyo Bldg.	Chiyoda Ward, Tokyo	3,970	0.5
		NOF Shinagawa Konan Bldg.	Shinagawa Ward, Tokyo	4,190	0.5
		NOF Surugadai Plaza Bldg.	Chiyoda Ward, Tokyo	4,630	0.6
		PMO Nihonbashi Honcho	Chuo Ward, Tokyo	4,220	0.5
		PMO Nihonbashi Kayabacho	Chuo Ward, Tokyo	4,960	0.6
		Otemachi Tatemono Gotanda Building	Shinagawa Ward, Tokyo	4,340	0.5
		NRE Higashi-nihonbashi Bldg.	Chuo Ward, Tokyo	3,530	0.4
		PMO Akihabara	Chiyoda Ward, Tokyo	4,180	0.5
		Hatchobori NF Bldg.	Chuo Ward, Tokyo	2,420	0.3
		NOF Kanda Iwamoto-cho Bldg.	Chiyoda Ward, Tokyo	4,010	0.5
		NOF Takanawa Bldg.	Shinagawa Ward, Tokyo	2,650	0.3
		PMO Hatchobori	Chuo Ward, Tokyo	2,800	0.3
		NOF Minami Shinjuku Bldg.	Shibuya Ward, Tokyo	2,200	0.3
		PMO Nihonbashi Odenmacho	Chuo Ward, Tokyo	2,160	0.3
		Central Shintomicho Bldg.	Chuo Ward, Tokyo	1,320	0.2
		PMO Higashi-nihonbashi	Chuo Ward, Tokyo	1,640	0.2
	Greater Tokyo area	NRE Ueno Bldg.	Taito Ward, Tokyo	6,230	0.8
		NOF Technoport Kamata Center Bldg.	Ota Ward, Tokyo	4,790	0.6
		NF Hongo Building	Bunkyo Ward, Tokyo	4,830	0.6
		Toho Edogawabashi Bldg.	Bunkyo Ward, Tokyo	1,140	0.1
		Toshin Meguro Bldg.	Meguro Ward, Tokyo	911	0.1
		Crystal Park Bldg.	Musashino City, Tokyo	3,310	0.4
		NOF Kichijoji Honcho Bldg.	Musashino City, Tokyo	1,720	0.2
		Faret Tachikawa Center Square	Tachikawa City, Tokyo	3,810	0.5
		NOF Kawasaki Higashiguchi Bldg.	Kawasaki Ward, Kawasaki City	7,800	1.0
		NOF Yokohama Nishiguchi Bldg.	Nishi Ward, Yokohama City	5,230	0.7
		NOF Shin-Yokohama Bldg.	Kohoku Ward, Yokohama City	2,600	0.3

Use	Area	Property name	Location	Acquisition price (Scheduled) (million yen)(Note1)	Investment Rate (Scheduled)
Office
		Yokohama Odori Koen Bldg.	Naka Ward, Yokohama City	1,910	0.2
	Other areas	Sapporo North Plaza	Chuo Ward, Sapporo City	6,020	0.8
		NRE Sapporo Bldg.	Kita Ward, Sapporo City	4,120	0.5
		JCB Sapporo Higashi Bldg.	Chuo Ward, Sapporo City	3,260	0.4
		NOF Sendai Aoba-dori Bldg.	Aoba Ward, Sendai City	1,990	0.2
		NOF Utsunomiya Bldg.	Utsunomiya City, Tochigi	2,310	0.3
		NOF Nagoya Fushimi Bldg.	Naka Ward, Nagoya City	2,240	0.3
		NOF Nagoya Yanagibashi Bldg.	Nakamura Ward, Nagoya City	2,240	0.3
		Omron Kyoto Center Bldg.	Simogyo Ward, Kyoto City	17,900	2.2
		SORA Shin-Osaka 21	Yodogawa Ward, Osaka City	11,900	1.5
		NRE Osaka Bldg.	Chuo Ward, Osaka City	6,090	0.8
		NRE Nishi-Umeda Bldg.	Kita Ward, Osaka City	3,430	0.4
		NRE Yotsubashi Bldg.	Nishi Ward, Osaka City	3,980	0.5
		NRE Hiroshima Bldg.	Naka Ward, Hiroshima City	2,270	0.3
		NOF Hakata Ekimae Bldg.	Hakata Ward, Fukuoka City	4,190	0.5
		NOF Tenjin-Minami Bldg.	Chuo Ward, Fukuoka City	2,200	0.3
	Total （ 55 ）			353,801	44.1

Use	Area	Property name	Location	Acquisition price (Scheduled) (million yen)(Note1)	Investment Rate (Scheduled)
Residence
	Greater Tokyo area	PROUD FLAT Shirokane Takanawa	Minato Ward, Tokyo	3,260	0.4
		PROUD FLAT Yoyogi Uehara	Shibuya Ward, Tokyo	942	0.1
		PROUD FLAT Hatsudai	Shibuya Ward, Tokyo	699	0.1
		PROUD FLAT Shibuya Sakuragaoka	Shibuya Ward, Tokyo	716	0.1
		PROUD FLAT Gakugei Daigaku	Meguro Ward, Tokyo	724	0.1
		PROUD FLAT Meguro Gyoninzaka	Meguro Ward, Tokyo	897	0.1
		PROUD FLAT Sumida Riverside	Chuo Ward, Tokyo	2,170	0.3
		PROUD FLAT Kagurazaka	Shinjuku Ward, Tokyo	1,550	0.2
		PROUD FLAT Waseda	Shinjuku Ward, Tokyo	1,070	0.1
		PROUD FLAT Shinjuku Kawadacho	Shinjuku Ward, Tokyo	919	0.1
		PROUD FLAT Sangen Jaya	Setagaya Ward, Tokyo	1,160	0.1
		PROUD FLAT Kamata	Ota Ward, Tokyo	1,100	0.1
		PROUD FLAT Kamata II	Ota Ward, Tokyo	3,270	0.4
		PROUD FLAT Shinotsuka	Toshima Ward, Tokyo	593	0.1
		PROUD FLAT Kiyosumi Shirakawa	Koto Ward, Tokyo	892	0.1
		PROUD FLAT Monzen Nakacho II	Koto Ward, Tokyo	626	0.1
		PROUD FLAT Monzen Nakacho I	Koto Ward, Tokyo	989	0.1
		PROUD FLAT Fujimidai	Nerima Ward, Tokyo	1,470	0.2
		PROUD FLAT Asakusa Komagata	Taito Ward, Tokyo	1,920	0.2
		PROUD FLAT Yokohama	Kanagawa Ward, Yokohama City	2,010	0.3
		PROUD FLAT Kamioooka	Konan Ward, Yokohama City	2,600	0.3
		PROUD FLAT Tsurumi II	Tsurumi Ward, Yokohama City	1,610	0.2
		PRIME URBAN Azabu Juban	Minato Ward, Tokyo	1,030	0.1
		PRIME URBAN Akasaka	Minato Ward, Tokyo	904	0.1
		PRIME URBAN Tamachi	Minato Ward, Tokyo	937	0.1
		PRIME URBAN Shibaura LOFT	Minato Ward, Tokyo	1,830	0.2
		PRIME URBAN Hatagaya	Shibuya Ward, Tokyo	455	0.1
		PRIME URBAN Yoyogi	Shibuya Ward, Tokyo	351	0.0
		PRIME URBAN EbisuⅡ	Shibuya Ward, Tokyo	1,120	0.1
		PRIME URBAN Bancho	Chiyoda Ward, Tokyo	1,060	0.1
		PRIME URBAN Chiyoda Fujimi	Chiyoda Ward, Tokyo	660	0.1
		PRIME URBAN Iidabashi	Chiyoda Ward, Tokyo	2,020	0.3
		PRIME URBAN Ebisu	Meguro Ward, Tokyo	1,220	0.2
		PRIME URBAN Naka Meguro	Meguro Ward, Tokyo	1,360	0.2
		PRIME URBAN Gakugei Daigaku	Meguro Ward, Tokyo	738	0.1
		PRIME URBAN Senzoku	Meguro Ward, Tokyo	467	0.1
		PRIME URBAN Meguro Riverside	Meguro Ward, Tokyo	401	0.0
		PRIME URBAN Meguro Ohashi Hills	Meguro Ward, Tokyo	2,970	0.4
		PRIME URBAN Meguro Aobadai	Meguro Ward, Tokyo	1,280	0.2

Use	Area	Property name	Location	Acquisition price (Scheduled) (million yen)(Note1)	Investment Rate (Scheduled)
Residence
	Greater Tokyo area	PRIME URBAN Gakugei DaigakuⅡ	Meguro Ward, Tokyo	1,040	0.1
		PRIME URBAN Naka Meguro II	Meguro Ward, Tokyo	2,850	0.4
		PRIME URBAN Kachidoki	Chuo Ward, Tokyo	2,470	0.3
		PRIME URBAN Shinkawa	Chuo Ward, Tokyo	2,100	0.3
		PRIME URBAN Nihonbashi Yokoyamacho	Chuo Ward, Tokyo	4,180	0.5
		PRIME URBAN Nihonbashi Hamacho	Chuo Ward, Tokyo	1,520	0.2
		PRIME URBAN Hongo Ikizaka	Bunkyo Ward, Tokyo	571	0.1
		PRIME URBAN Hakusan	Bunkyo Ward, Tokyo	876	0.1
		PRIME URBAN Yotsuya Gaien Higashi	Shinjuku Ward, Tokyo	1,450	0.2
		PRIME URBAN Ochiai	Shinjuku Ward, Tokyo	333	0.0
		PRIME URBAN Nishi Shinjuku I	Shinjuku Ward, Tokyo	1,050	0.1
		PRIME URBAN Nishi Shinjuku II	Shinjuku Ward, Tokyo	879	0.1
		PRIME URBAN Shinjuku Naitomachi	Shinjuku Ward, Tokyo	425	0.1
		PRIME URBAN Nishi Waseda	Shinjuku Ward, Tokyo	419	0.1
		PRIME URBAN Shinjuku Ochiai	Shinjuku Ward, Tokyo	571	0.1
		PRIME URBAN Mejiro	Shinjuku Ward, Tokyo	1,400	0.2
		PRIME URBAN Kagurazaka	Shinjuku Ward, Tokyo	2,830	0.4
		PRIME URBAN Sangen JayaⅢ	Setagaya Ward, Tokyo	692	0.1
		PRIME URBAN Chitose Karasuyama	Setagaya Ward, Tokyo	703	0.1
		PRIME URBAN Sangen Jaya II	Setagaya Ward, Tokyo	464	0.1
		PRIME URBAN Sangen Jaya	Setagaya Ward, Tokyo	695	0.1
		PRIME URBAN Minami Karasuyama	Setagaya Ward, Tokyo	662	0.1
		PRIME URBAN Karasuyama Galleria	Setagaya Ward, Tokyo	526	0.1
		PRIME URBAN Karasuyama Court	Setagaya Ward, Tokyo	330	0.0
		PRIME URBAN Kamikitazawa	Setagaya Ward, Tokyo	591	0.1
		PRIME URBAN Chitose Funabashi	Setagaya Ward, Tokyo	743	0.1
		PRIME URBAN Yoga	Setagaya Ward, Tokyo	1,370	0.2
		PRIME URBAN Shinagawa Nishi	Shinagawa Ward, Tokyo	481	0.1
		PRIME URBAN Osaki	Shinagawa Ward, Tokyo	1,780	0.2
		PRIME URBAN Oimachi II	Shinagawa Ward, Tokyo	1,030	0.1
		PRIME URBAN Yukigaya	Ota Ward, Tokyo	947	0.1
		PRIME URBAN Omori	Ota Ward, Tokyo	869	0.1
		PRIME URBAN Denenchofu Minami	Ota Ward, Tokyo	774	0.1
		PRIME URBAN Nagahara Kamiikedai	Ota Ward, Tokyo	1,730	0.2
		PRIME URBAN Nakano	Nakano Ward, Tokyo	477	0.1
		PRIME URBAN Nakano Kamitakada	Nakano Ward, Tokyo	500	0.1
		PRIME URBAN Takaido	Suginami Ward, Tokyo	1,050	0.1

Use	Area	Property name	Location	Acquisition price (Scheduled) (million yen)(Note1)	Investment Rate (Scheduled)
Residence
	Greater Tokyo area	PRIME URBAN Nishi Ogikubo	Suginami Ward, Tokyo	404	0.1
		PRIME URBAN Nishi Ogikubo II	Suginami Ward, Tokyo	1,790	0.2
		PRIME URBAN Otsuka	Toshima Ward, Tokyo	680	0.1
		PRIME URBAN Komagome	Toshima Ward, Tokyo	428	0.1
		PRIME URBAN Ikebukuro	Toshima Ward, Tokyo	3,740	0.5
		PRIME URBAN Monzen Nakacho	Koto Ward, Tokyo	2,320	0.3
		PRIME URBAN Kameido	Koto Ward, Tokyo	769	0.1
		PRIME URBAN Sumiyoshi	Koto Ward, Tokyo	611	0.1
		PRIME URBAN Mukojima	Sumida Ward, Tokyo	518	0.1
		PRIME URBAN Kinshi Koen	Sumida Ward, Tokyo	1,260	0.2
		PRIME URBAN Kinshicho	Sumida Ward, Tokyo	739	0.1
		PRIME URBAN Hirai	Edogawa Ward, Tokyo	692	0.1
		PRIME URBAN Kasai	Edogawa Ward, Tokyo	635	0.1
		PRIME URBAN Kasai II	Edogawa Ward, Tokyo	977	0.1
		PRIME URBAN Kasai East	Edogawa Ward, Tokyo	1,130	0.1
		PRIME URBAN Ekoda	Nerima Ward, Tokyo	404	0.1
		PRIME URBAN Itabashi Kuyakushomae	Itabashi Ward, Tokyo	1,090	0.1
		PRIME URBAN Asakusa	Taito Ward, Tokyo	380	0.0
		PRIME URBAN Machiya South Court	Arakawa Ward, Tokyo	1,880	0.2
		PRIME URBAN Musashi Koganei	Koganei City, Tokyo	1,900	0.2
		PRIME URBAN Musashino Hills	Koganei City, Tokyo	1,370	0.2
		PRIME URBAN Koganei Honcho	Koganei City, Tokyo	782	0.1
		PRIME URBAN Kumegawa	Higashimurayama City, Tokyo	1,500	0.2
		PRIME URBAN Musashi Kosugi comodo	Nakahara Ward, Kawasaki City	1,900	0.2
		PRIME URBAN Kawasaki	Kawasaki Ward, Kawasaki City	949	0.1
		PRIME URBAN Shinyurigaoka	Asao Ward, Kawasaki City	1,160	0.1
		PRIME URBAN Tsurumi Teraya	Tsurumi Ward, Yokohama City	488	0.1
		PRIME URBAN Urayasu II	Urayasu City, Chiba	225	0.0
		PRIME URBAN Urayasu	Urayasu City, Chiba	796	0.1
		PRIME URBAN Gyotoku I	Ichikawa City, Chiba	624	0.1
		PRIME URBAN Gyotoku II	Ichikawa City, Chiba	719	0.1
		PRIME URBAN Gyotoku Ekimae	Ichikawa City, Chiba	483	0.1
		PRIME URBAN Gyotoku EkimaeⅡ	Ichikawa City, Chiba	511	0.1
		PRIME URBAN GyotokuⅢ	Ichikawa City, Chiba	856	0.1
		PRIME URBAN Nishi Funabashi	Funabashi City, Chiba	751	0.1
		PRIME URBAN Kawaguchi	Kawaguchi City, Saitama	1,590	0.2

Use	Area	Property name	Location	Acquisition price (Scheduled) (million yen)(Note1)	Investment Rate (Scheduled)
Residence
	Other areas	PROUD FLAT Itsutsubashi	Aoba Ward, Sendai City	630	0.1
		PROUD FLAT Kawaramachi	Wakabayashi Ward, Sendai City	717	0.1
		PROUD FLAT Shin Osaka	Yodogawa Ward, Osaka City	1,580	0.2
		PRIME URBAN Yamahana	Chuo Ward, Sapporo City	271	0.0
		PRIME URBAN Kita Juyo Jo	Higashi Ward, Sapporo City	272	0.0
		PRIME URBAN Odori Koen I	Chuo Ward, Sapporo City	488	0.1
		PRIME URBAN Odori Koen II	Chuo Ward, Sapporo City	322	0.0
		PRIME URBAN Kita Juichi Jo	Higashi Ward, Sapporo City	536	0.1
		PRIME URBAN Miyanosawa	Nishi Ward, Sapporo City	462	0.1
		PRIME URBAN Odori Higashi	Chuo Ward, Sapporo City	389	0.0
		PRIME URBAN Chiji Koukan	Chuo Ward, Sapporo City	247	0.0
		PRIME URBAN Maruyama	Chuo Ward, Sapporo City	226	0.0
		PRIME URBAN Kita Nijuyo Jo	Higashi Ward, Sapporo City	426	0.1
		PRIME URBAN Sapporo Idaimae	Chuo Ward, Sapporo City	607	0.1
		PRIME URBAN Sapporo Riverfront	Chuo Ward, Sapporo City	4,410	0.5
		PRIME URBAN Kita Sanjo Dori	Chuo Ward, Sapporo City	1,680	0.2
		PRIME URBAN Nagamachi Icchome	Taihaku Ward, Sendai City	1,120	0.1
		PRIME URBAN Yaotome Chuo	Izumi Ward, Sendai City	457	0.1
		PRIME URBAN Tsutsumidori Amamiya	Aoba Ward, Sendai City	936	0.1
		PRIME URBAN Aoi	Higashi Ward, Nagoya City	692	0.1
		PRIME URBAN Kanayama	Naka Ward, Nagoya City	639	0.1
		PRIME URBAN Tsurumai	Naka Ward, Nagoya City	1,150	0.1
		PRIME URBAN Kamimaezu	Kamimaezu Ward, Nagoya City	1,560	0.2
		PRIME URBAN Izumi	Higashi Ward, Nagoya City	3,710	0.5
		PRIME URBAN Esaka I	Suita City, Osaka	649	0.1
		PRIME URBAN Esaka II	Suita City, Osaka	778	0.1
		PRIME URBAN Esaka III	Suita City, Osaka	1,160	0.1
		PRIME URBAN Tamatsukuri	Chuo Ward, Osaka City	1,010	0.1
		PRIME URBAN Sakaisuji Honmachi	Chuo Ward, Osaka City	1,800	0.2
		PRIME URBAN Hakata	Hakata Ward, Fukuoka City	586	0.1
		PRIME URBAN Yakuin Minami	Chuo Ward, Fukuoka City	265	0.0
		PRIME URBAN Kashii	Higashi Ward, Fukuoka City	393	0.0
		PRIME URBAN Hakata Higashi	Hakata Ward, Fukuoka City	620	0.1
		PRIME URBAN Chihaya	Higashi Ward, Fukuoka City	593	0.1
	Total （ 146 ）			159,800	19.9

<Assets to be Acquired>
Use	Area	Property name	Location	Acquisition price (Scheduled) (million yen)(Note1)	Investment Rate (Scheduled)
Logistics
	Greater Tokyo area	Kawaguchi Ryoke Logistics Center	Kawaguchi City, Saitama	10,790	1.3
Retail
	Greater Tokyo area	NRE Kichijoji Building	Musashino City,Tokyo	5,310	0.7
		GEMS Ichigaya	Chiyoda Ward, Tokyo	2,080	0.3
Office
	Central Tokyo	PMO Tamachi	Minato Ward, Tokyo	6,210	0.8
		PMO Ginza Hatchome	Chuo Ward, Tokyo	3,970	0.5
		PMO Shibakoen	Minato Ward, Tokyo	3,900	0.5
Residence
	Greater Tokyo area	PROUD FLAT hatchobori	Chuo Ward, Tokyo	920	0.1
		PROUD FLAT Itabashi honcho	Itabashi Ward, Tokyo	720	0.1
Total （ 8 ）				33,900	4.2

Note 1:
Assumed acquisition price indicates the acquisition price for NMF, and the valuation as at the end of the most recent fiscal period for NOF and NRF.  Assets scheduled for disposal or scheduled to reach maturity are excluded, and with respect to the assets to be acquired, anticipated acquisition price is indicated.

Note 2:	Assumed investment ratio indicates the ratio of each assumed acquisition price to the total assumed

Exhibit 2
Photo of the Assets to be Acquired

NRE Kichijoji Building

GEMS Ichigaya

PMO Tamachi

PMO Ginza Hatchome

PMO Shibakoen

POURD FLAT Hatchobori

PROUD FLAT Itabashi Honcho

Exhibit 3

Map of the Assets to be Acquired

NRE Kichijoji Building

GEMS Ichigaya

PMO Tamachi

PMO Ginza Hatchome

PMO Shibakoen

PROUD FLAT Hatchobori

PROUD FLAT Itabashi Honcho